Commission File Number 001-31914

EXHIBIT 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2021

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People's Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company's registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2021, the Company had approximately 322 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

CONTENTS

01

Prelude 2

Business Highlights 2

Financial Summary 3

02

Chairman's Statement 6

03

Management Discussion and Analysis 9

Business Analysis 12

Analysis of Specific Items 21

Performance of the Corporate Social Responsibility 27

Future Prospect 28

04

Embedded Value 30

05

Significant Events 36

Material Litigations or Arbitrations 36

Major Connected Transactions 36

Material Contracts and their Performance 41

Pension Plan 42

H Share Stock Appreciation Rights 42

Undertakings 42

Auditors 43

Restriction on Major Assets 43

06

Corporate Governance 44

Corporate Governance 44

Changes in Ordinary Shares and Shareholders Information 46

Directors, Supervisors and Senior Management 48

Branches and Employees of the Company 50

07

Other Information 51

Basic Information of the Company 51

Index of Information Disclosure Announcements 54

Definitions and Material Risk Alert 56

08

Financial Report 57

Auditors' Independent Review Report 58

Interim Condensed Consolidated Statement of Financial Position 59

Interim Condensed Consolidated Statement of Comprehensive Income 61

Interim Condensed Consolidated Statement of Changes in Equity 63

Interim Condensed Consolidated Statement of Cash Flows 64

Notes to the Interim Condensed Consolidated Financial Statements 65

Business Highlights

Gross written premiums
442,299 million

Total assets
4,652,793 million

Embedded value
1,142,811 million

Gross investment income
117,638 million

Gross investment yield
5.69%

Comprehensive solvency ratio
267.69%

Number of long-term in-force policies
3.2 hundred million

Financial Summary

MAJOR FINANCIAL DATA AND INDICATORS

			RMB million
	As at 30 June 2021[1]	As at 31 December 2020	Increase/Decrease from the end of 2020
Total assets	4,652,793	4,252,410	9.4%
Including: Investment assets[2]	4,457,269	4,095,454	8.8%
Equity holders’ equity	471,449	450,051	4.8%
Ordinary share holders’ equity per share[3] (RMB per share)	16.68	15.92	4.8%
Gearing ratio[4] (%)	89.71	89.25	An increase of 0.46 percentage point

	January to June 2021[1]	January to June 2020	Increase/ Decrease from the corresponding period in 2020
Total revenues	537,105	504,431	6.5%
Including: Net premiums earned	422,642	407,936	3.6%
Profit before income tax	46,103	35,564	29.6%
Net profit attributable to equity holders of the Company	40,975	30,535	34.2%
Net profit attributable to ordinary share holders of the Company	40,975	30,334	35.1%
Earnings per share (basic and diluted)[3] (RMB per share)	1.45	1.07	35.1%
Weighted average ROE (%)	8.72	7.36	An increase of 1.36 percentage points
Net cash inflow/(outflow) from operating activities	198,327	182,792	8.5%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	7.02	6.47	8.5%

Notes:

1.	The interim financial results of the Company are unaudited.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Earnings per share (basic and diluted)”, and “Net cash inflow/ (outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2021	As at 31 December 2020	Change	Main Reasons for Change
Term deposits	554,883	545,667	1.7%	—
Held-to-maturity securities	1,350,933	1,189,369	13.6%	An increase in the allocation of government bonds
Available-for-sale securities	1,339,433	1,215,603	10.2%	An increase in the allocation of available-for-sale securities
Securities at fair value through profit or loss	171,794	161,570	6.3%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	9,361	7,947	17.8%	The needs for liquidity management
Cash and cash equivalents	81,779	56,629	44.4%	The needs for liquidity management
Loans	675,483	658,535	2.6%	An increase in policy loans
Investment properties	13,367	14,217	-6.0%	—
Investments in associates and joint ventures	253,903	239,584	6.0%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures
Insurance contracts	3,305,242	2,973,225	11.2%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	304,550	288,212	5.7%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	169,885	122,249	39.0%	The needs for liquidity management
Interest-bearing loans and other borrowingsNote	19,234	19,556	-1.6%	—
Equity holders’ equity	471,449	450,051	4.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 July 2021, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 July 2021, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed-rate loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on 9 March 2022, both of which are floating-rate loans.

				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2021	January to June 2020	Change	Main Reasons for Change
Net premiums earned	422,642	407,936	3.6%	—
Life insurance business	356,304	345,591	3.1%	—
Health insurance business	58,085	54,693	6.2%	Greater efforts made by the Company in the development of health insurance business
Accident insurance business	8,253	7,652	7.9%	Due to the growth of the accident insurance business
Investment income	82,046	72,706	12.8%	An increase in interest income from fixed-maturity investments
Net realised gains on financial assets	22,571	10,807	108.9%	An increase in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	5,303	8,606	-38.4%	A decrease in fair value of stocks in securities at fair value through profit or loss
Net gains on investments of associates and joint ventures	7,683	4,020	91.1%	An increase in the profits of certain associates
Other income	4,543	4,376	3.8%	—
Insurance benefits and claims expenses	408,540	371,950	9.8%	An increase in the change of insurance contract liabilities
Investment contract benefits	5,333	5,030	6.0%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	15,483	14,507	6.7%	An increase in investment income from participating accounts
Underwriting and policy acquisition costs	42,111	56,518	-25.5%	A decrease in regular premiums of new policies
Finance costs	2,193	1,772	23.8%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	18,134	17,047	6.4%	Due to the expiration of policies on temporary expenses deduction
Income tax	4,372	4,502	-2.9%	—
Net profit attributable to equity holders of the Company	40,975	30,535	34.2%	Due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts

Chairman’s Statement

During the Reporting Period, the complicated and ever-changing external environment, coupled with the restrained demands for insurance affected by the COVID-19 pandemic, brought multiple challenges to the recovery of the life insurance industry. China Life took proactive measures in response to these changes and forged ahead under pressure, further solidifying its comprehensive strengths and market leading advantages, and demonstrating its strong development resilience. During the Reporting Period, the Company’s gross written premiums amounted to RMB442,299 million, an increase of 3.5% year on year, achieving a continuous growth on the high base for two consecutive years. Total assets were RMB4,652,793 million, increasing by 9.4% from the end of 2020. The embedded value of the Company reached RMB1,142,811 million, leading the industry. During the Reporting Period, net profit attributable to equity holders of the Company was

RMB40,975 million, an increase of 34.2% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 259.03% and 267.69%, respectively.

Looking back to the first half of 2021, the Company firmly upheld the original aspiration of “Protecting People’s Good Life”, and overcame various difficulties and challenges to proceed with the pandemic prevention and control as well as the reforms for development in full swing. With the protection role of insurance as a focal point, the Company enhanced its service capability in serving the national development, created long-term value through steady business operations, explored more development space through transformation and innovation, and held on to the bottom line of risks with reinforced risk management and control.

With the “National Priorities” in mind, we played an active role to serve domestic economic and social development. China Life persisted in integrating corporate social responsibility into its own development, actively performed insurance protection functions, and deeply engaged in the establishment of a multi-level social security system, so as to consistently improve people’s well-being. We vigorously developed various government-sponsored health insurance businesses such as the supplementary major medical expenses insurance, long-term care insurance and city-customized commercial medical insurance, etc. In particular, we undertook over 220 supplementary major medical expenses insurance programs, providing services to nearly 360 million people. We also actively participated in the establishment of the third pillar pension insurance system by kicking off the pilot programs for the exclusive commercial pension insurance. We took active actions to consolidate the achievements made in poverty alleviation to promote rural revitalization, concentrated on key assistance sectors, and transformed the insurance functions, public welfare forces and comprehensive financial advantages into a powerful driving force for rural revitalization in all aspects. By sticking to the role of finance in serving the real economy, the Company fully supported the optimization and upgrade of industries, the development of strategic emerging industries and the reforms of state-owned enterprises by leveraging the advantage of the long-term feature of the insurance funds. We also actively served the national strategy for regional developments, with new investments in real economy exceeding RMB370 billion. We integrated the ESG and green development concept into investment decisions, with the existing green investments reaching nearly RMB250 billion, which contributed to accomplish the national objective of peaking carbon dioxide emissions by 2030 and realizing carbon neutrality by 2060.

We continued to prioritize business value and maintained stable profitability. During the Reporting Period, as the life insurance industry was impacted by the change in customer demands and the COVID-19 pandemic, the recovery of the industry was not realized as expected, and the Company’s business development was also under pressure. We maintained strategic consistency, proactively improved supply-side structure, and focused on enhancing business value creation. During the

Reporting Period, first-year regular premiums were RMB80,674 million and the value of half year’s sales was RMB29,867 million, showing relatively stable value creation and a hard earned achievement. We firmly pursued prudent investment, value investment and long-term investment, as well as promoting the asset-liability interaction and their coordinated management. During the Reporting Period, the gross investment yield was 5.69%, up by 35 basis points from the corresponding period of 2020. We registered a gross investment income of RMB117,638 million, an increase of 22.4% year on year, leading to a 34.2% increase year on year in net profit attributable to equity holders of the Company.

We implemented in-depth reforms and innovation to power high-quality development. We steadily proceeded with the reforms under the “Dingxin Project”, further consolidated the sales deployment of “Yi Ti Duo Yuan”, and devoted to the development of sales force with higher specialization and professionalism, thus lifting our professional operation capability to be better aligned with the new customer bases. The classified and hierarchical management system for our branches was performed with greater efficiency, and the market-oriented incentive and restraint mechanism for investment management saw primary results. We accelerated digital transformation. Supported with the industry-leading hybrid clouds, we sped up technological innovation deployment, constantly built the digital insurance ecosystem and deepened the value creation by technology empowerment. The “convenient, quality and caring” services continued to be well perceived. China Life Insurance App hit the 100-million mark in the number of registered users, which indicated our “e-service” entered the “era of 100 million users”. We persistently innovated service initiatives to make claims settlement more convenient and efficient, and took the lead in launching a series of services for the elderly. We constantly implemented the strategy of “Inclusive Healthcare” and “Integrated Aged-care” to expand and upgrade the diversified service ecosystem by focusing on “products + services”. China Life Inclusive Healthcare Service Platform led the industry in terms of the number of registered users, and the construction of high-quality retirement communities were proceeded as planned. Meanwhile, we also made an investment deployment for satisfying the multi-level pension and retirement demands.

We consistently strengthened risk management and control to firmly hold on to the bottom line of risks. With acknowledgement that risk prevention and control was always the bottom line and cornerstone for high- quality development, we continued to push forward the establishment of an enterprise-wide risk management system, accurately grasped the core of asset-liability matching and management, strictly guarded against key risks, and prevented any external risk incidents from penetrating into the Company. We implemented regulatory requirements in a stringent manner, carried out special governance on internal control and compliance, accelerated the establishment of the system and mechanism for the protection of customers’ rights and interests, enhanced our ability to address major crisis events, and reinforced solvency management. In the integrated risk rating for insurance industry conducted by the CBIRC, the Company has received the rating of Class A for 12 consecutive quarters.

As the first domestic insurance company listed in three listing venues, China Life aimed at the best practices of corporate governance and pushed forward the healthy and sustainable development of the Company with its well-established governance structure and scientific decision-making mechanism. During the Reporting Period, we successfully completed the re-election of the Board and formed the seventh session of the Board. The new session of the Board will continue to maintain its grounding of professionalism, diversification and internationalization and consistently improve the corporate governance mechanism, so as to make new contributions to the modernization of corporate governance.

2021 is the beginning of the 14th Five-Year Plan period and also the first year of China’s new journey toward fully building a modern socialist country. High-quality development is the theme of China’s economic and social development for the 14th Five-Year Plan or even a longer period of time. Based on the new stage of development, along with the progress of the Healthy China program and the national strategy of actively coping with the aging population, we firmly believe that a vast “blue sea” will be opened up for the life insurance industry. In the meanwhile, industry restructuring is taking place at a faster speed, new development modes are taking shape, and new growth drivers are evolving rapidly, which further demonstrate the importance and urgency of transformation and upgrade.

All good principles should adapt to changing time to remain relevant, so we should keep abreast of the new development trend of times. Being customer-centric, we will stick to the protection role of insurance, resolutely push forward the update of business model, accelerate digital transformation, optimize the product and service system, deeply implement the strategy of “Inclusive Healthcare” and “Integrated Aged-care”, consistently optimize the market-oriented system and mechanism, and improve the long-term risk prevention and control mechanism, with a view to making a greater achievement in high-quality development and rewarding the shareholders and people from all walks of life with satisfactory operating performances.

By Order of the Board

Wang Bin

Chairman

Beijing, China

25 August 2021

REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2021

In the first half of 2021, with the worldwide COVID-19 pandemic continuing to evolve and the domestic economy recovery remaining unsteady and imbalanced, the demands for insurance consumption were difficult to be fully released and the scale of insurance sales force declined, which resulted in new premiums growth pressure for the life insurance industry. Despite a challenging and complicated external environment, the Company adhered to high-quality development and the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. By vigorously pushing forward the reforms for development while proceeding with regular pandemic prevention and control, the Company forged ahead with steady progress in all aspects, and further solidified its comprehensive strengths and competitive advantages.

With a focus on the “China Life Revitalization” initiative, the Company consolidated the achievements of reforms under the “Dingxin Project” and advanced the optimization and implementation of new business models and operation mechanisms. The customer-centric sales deployment of “Yi Ti Duo Yuan” moved from an adjustment period to a period of coordinated advancement, and continued progress was made in transformation and upgrade. The market-oriented investment management system was pushed forward consistently, and the investment value chain operated smoothly, which further enhanced the Company’s capability in deploying and allocating assets. Operations and services of the Company became more automated and internet-based, and the Shared Service Center was put into operation in phases. The Company constantly strengthened its technologies in terms of the support capability, responsiveness and stability, which kept on empowering its business development. Intelligent risk management was developed at a faster speed, and the Company’s capacity and efficiency of management and control over key risks were further enhanced. The classified and hierarchical management system for its branches was performed with greater efficiency, enhancing effectiveness in resource allocation as well as the guiding role of the system.

Key Performance Indicators for the First Half of 2021

		RMB million
	January to June 2021	January to June 2020
Gross written premiums	442,299	427,367
Premiums from new policies	133,914	146,214
Including: First-year regular premiums	80,674	94,170
First-year regular premiums with a payment duration of ten years or longer	28,940	39,502
Renewal premiums	308,385	281,153
Gross investment income	117,638	96,134
Net profit attributable to equity holders of the Company	40,975	30,535
Value of half year’s sales	29,867	36,889
Including: Individual agent business sector	28,969	36,559
Policy Persistency Rate (14 months)[1] (%)	81.20	89.60
Policy Persistency Rate (26 months)[1] (%)	81.60	83.30
Surrender Rate[2] (%)	0.67	0.61

	As at 30 June 2021	As at 31 December 2020
Embedded value	1,142,811	1,072,140
Number of long-term in-force policies (hundred million)	3.22	3.17

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, in the circumstances where new premiums of the life insurance industry was under pressure and the growth of total premiums slowed down, the Company firmly pushed forward transformation and upgrade, prioritized business value, and achieved stable development in terms of its key business indicators. In the first half of 2021, the Company’s gross written premiums amounted to RMB442,299 million, an increase of 3.5% year on year on the high base, further consolidating its industry leadership. Due to the impact of the COVID-19 pandemic and the slowdown in the release of demands for insurance consumption, premiums from new policies were RMB133,914 million, a decrease of 8.4% year on year. First-year regular premiums were RMB80,674 million, a decrease of 14.3% year on year, which accounted for 98.91% of long-term first-year premiums. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB28,940 million, a decrease of 26.7% year on year. Renewal premiums amounted to RMB308,385 million, an increase of 9.7% year on year, which accounted for 69.72% of the gross written premiums, rising by 3.93 percentage points year on year. In the first half of 2021, the value of half year’s sales of the Company was RMB29,867 million, a decrease of 19.0% year on year. As at the end of the Reporting Period, the embedded value of the Company increased by 6.6% from the end of 2020 to RMB1,142,811 million, maintaining the leading market position. The number of long-term in-force policies was 322 million, an increase of 1.6% from the end of 2020. During the Reporting Period, surrender rate was 0.67%, rising by 0.06 percentage point year on year.

During the Reporting Period, the Company accumulated assets with long durations by effectively seizing the opportunity of allocating to the fixed income assets, and kept close pace with fluctuations in the equity market so as to realize investment gains flexibly. In the first half of 2021, the Company registered a gross investment income of RMB117,638 million, an increase of 22.4% year on year. The gross investment yield was 5.69%, rising by 35 basis points from the corresponding period of 2020.

During the Reporting Period, the Company continued to strengthen the asset-liability interaction and the profitability was effectively enhanced. Due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company was RMB40,975 million, an increase of 34.2% year on year.

BUSINESS ANALYSIS

Insurance Business

Gross written premiums categorized by business

			RMB million
	January to June 2021	January to June 2020	Change
Life Insurance Business	356,897	346,137	3.1%
First-year business	74,339	89,668	-17.1%
First-year regular	73,471	88,758	-17.2%
Single	868	910	-4.6%
Renewal business	282,558	256,469	10.2%
Health Insurance Business	76,372	72,264	5.7%
First-year business	50,829	47,875	6.2%
First-year regular	7,198	5,403	33.2%
Single	43,631	42,472	2.7%
Renewal business	25,543	24,389	4.7%
Accident Insurance Business	9,030	8,966	0.7%
First-year business	8,746	8,671	0.9%
First-year regular	5	9	-44.4%
Single	8,741	8,662	0.9%
Renewal business	284	295	-3.7%

Total	442,299	427,367	3.5%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB356,897 million, a year-on-year increase of 3.1%. Gross written premiums from the health insurance business amounted to RMB76,372 million, a year-on-year increase of 5.7%. Gross written premiums from the accident insurance business amounted to RMB9,030 million, a year-on-year increase of 0.7%.

Gross written premiums categorized by channel

		RMB million
	January to June 2021	January to June 2020
Individual Agent Business Sector[1]	363,822	356,075
First-year business of long-term insurance	68,755	82,379
First-year regular	68,648	82,239
Single	107	140
Renewal business	285,006	263,363
Short-term insurance business	10,061	10,333
Bancassurance Channel	34,441	28,542
First-year business of long-term insurance	11,996	11,872
First-year regular	11,993	11,867
Single	3	5
Renewal business	22,261	16,464
Short-term insurance business	184	206
Group Insurance Channel	16,690	16,500
First-year business of long-term insurance	799	835
First-year regular	33	62
Single	766	773
Renewal business	1,070	1,275
Short-term insurance business	14,821	14,390
Other Channels[2]	27,346	26,250
First-year business of long-term insurance	16	2
First-year regular	–	2
Single	16	–
Renewal business	48	51
Short-term insurance business	27,282	26,197

Total	442,299	427,367

Notes:

1.	Premiums of individual agent business sector included premiums of the general sales team and the upsales team.
2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

In the first half of 2021, the Company prioritized business value and further implemented the customer-centric sales deployment of “Yi Ti Duo Yuan”. With the in-depth transformation as the main objective, the individual agent business sector focused on the individual customer market and frontline operational units, and proceeded with the standardized and professional business management and market-oriented incentive mechanism on an ongoing basis. The diversified business sector concentrated on professional operation and efficiency improvement and made coordinated advancement with the individual agent business sector, which saw steady progress in various business lines. As at the end of the Reporting Period, the Company’s total sales force was approximately 1.223 million.

Individual Agent Business Sector

In the first half of 2021, despite the continued impacts of the COVID-19 pandemic and the challenging and complicated market situations, the individual agent business sector emphasized business value, deepened the reforms under the “Dingxin Project”, and achieved a relatively stable development. During the Reporting Period, the gross written premiums from the sector amounted to RMB363,822 million, an increase of 2.2% year on year. First-year regular premiums were RMB68,648 million, a decrease of 16.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB28,866 million, a decrease of 26.7% year on year. Renewal premiums amounted to

RMB285,006 million, an increase of 8.2% year on year. In the first half of 2021, the value of half year’s sales of the sector was RMB28,969 million, a decrease of 20.8% year on year. New business margin of half year’s sales of the sector was 36.2%, a decline of 3.1 percentage points year on year.

In the first half of 2021, as the life insurance industry saw fluctuation in the size of sales force to a certain extent, the Company firmly adhered to the team development strategy of enhancing quality while stabilizing quantity and further tightened the agent recruitment and retention. As at the end of the Reporting Period, the number of agents of the sector was 1.15 million, including 0.719 million agents from the general sales team and 0.431 million agents from the upsales team. Although the number of monthly average productive agents of the sector decreased on a year-on-year basis, the number of high-performance agents was stable, and the foundation of the sales force generally remained solid. The Company pursued high-quality development and the strategy of business development driven by productive sales force, and rolled out the 4.0 version of the regular agent management system, aiming for higher specialization and professionalism of the sales force, so as to provide a long-lasting impetus to the new paradigm for high-quality development of the Company.

Diversified Business Sector

The transformation and upgrade under “Dingxin Project” was carried out in the diversified business sector in great depth. By concentrating on the development philosophy of “professional operation, enhancement of quality and efficiency, transformation and innovation, and regulatory compliance”, the diversified business sector coordinated well with the individual agent business sector, and focused on the development of bancassurance, group insurance and health insurance. During the Reporting Period, gross written premiums from the diversified business sector amounted to RMB78,477 million, an increase of 10.1% year on year.

Bancassurance Channel With equal emphasis on business scale and value as its long-term goal, the bancassurance channel focused on bank agency business and steadily pushed forward the business transformation. During the Reporting Period, gross written premiums from the channel amounted to RMB34,441 million, an increase of 20.7% year on year. First-year regular premiums were RMB11,993 million, an increase of 1.1% year on year. Renewal premiums amounted to RMB22,261 million (a year-on-year increase of 35.2%), accounting for 64.64% of the gross written premiums from the channel (a year-on-year increase of 6.96 percentage points). The bancassurance channel constantly strengthened the professional level of sales team, and its quality was improved steadily. As at the end of the Reporting Period, the number of the channel’s account managers was 26,000, the quarterly average active managers remained stable, and the production capacity per manager increased substantially.

Group Insurance Channel The group insurance channel continued to deepen diversified development, reinforced the expansion of key business sectors, and achieved steady development in various business fields. During the Reporting Period, gross written premiums from the channel were RMB16,690 million, an increase of 1.2% year on year. Short-term insurance premiums from the channel were RMB14,821 million, an increase of 3.0% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 47,000, among which the number of high-performance personnels increased by 14.7% from the end of 2020.

Other Channels In the first half of 2021, gross written premiums from other channels reached RMB27,346 million, an increase of 4.2% year on year. The Company actively developed government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 220 supplementary major medical expenses insurance programs, providing services to nearly 360 million people. It also undertook over 300 health care entrusted programs, covering more than 100 million people; 57 long-term care insurance programs in 16 provinces and cities, covering 19 million people; and 88 supplementary medical insurance programs in 19 provinces and cities, covering 50 million people.

In the first half of 2021, the Company fully complied with the new regulations of the CBIRC with respect to the online insurance business, and its online insurance business witnessed steady development. The Company consistently optimized the online insurance product system, stepped up its efforts in launching new products, satisfying demands from more online scenarios and diversified customer needs through continuous product segmentation, and it saw a rapid growth in premiums from the online insurance business.

“Inclusive Healthcare”, “Integrated Aged-care” and Integrated Financial Sector

The Company consistently pursued the strategy of “Inclusive Healthcare” and “Integrated Aged-care”, actively participated in the Healthy China program, and established a healthcare ecosystem covering full life cycles by integrating resources of healthcare and medical services, which constantly improved its health service capability, strengthened the health service management and explored the way of boosting the development of the Company’s principal business through health services. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions on an ongoing basis. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the size of the accumulated registered users of the platform led the industry. The Company continued to extend the deployment of China Life aged care, and invested in the construction of several large retirement communities in Suzhou, Hainan and Chengdu, etc. The Company set up the China Life Integrated Aged Care Fund, focused on real assets such as continuing care retirement communities, medical care complexes in urban core areas and boutique retirement apartments, and deployed high-quality resources in the aged care industry such as rehabilitation, medical care, hospital, health care big data and health industrial parks. In the first half of 2021, the China Life Integrated Aged Care Fund reserved a batch of pension and retirement projects that could meet the diversified and multi-level demands of customers in the strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt and Guangdong-Hong Kong-Macao Greater Bay Area.

Being customer-centric, the Company fully leveraged the collaborative advantages of the fellow members of CLIC and actively provided customers with a series of quality financial and insurance service solutions. In the first half of 2021, due to the impact of the comprehensive reform on auto insurance and the restriction on its growth, premiums from property insurance cross-sold by the Company were RMB10,080 million and the number of insurance policies increased by 11.1% year on year. Additional first-year receipts of enterprise annuity funds and pension security products of Pension Company cross-sold by the Company were RMB19,620 million. The number of new debit cards and credit cards jointly issued by the Company and CGB reached 596,000. The Company entrusted CGB to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. Meanwhile, the Company gave full play to the brand advantages on the comprehensive financial strength, and worked with CGB and CLP&C to carry out various customer access activities to provide customers with diversified and personalized services, thus fostering a sound synergy and mutual benefits.

Insurance contracts

			RMB million
	As at 30 June 2021	As at 31 December 2020	Change
Life insurance	3,063,725	2,767,642	10.7%
Health insurance	230,549	195,487	17.9%
Accident insurance	10,968	10,096	8.6%

Total of insurance contracts	3,305,242	2,973,225	11.2%

Including: Residual marginNote	850,680	837,293	1.6%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 11.2% from the end of 2020 primarily due to the accumulation of insurance liabilities from new policies and renewals.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

Analysis of claims and policyholder benefits

			RMB million
	January to June 2021	January to June 2020	Change
Insurance benefits and claims expenses	408,540	371,950	9.8%
Life insurance business	361,737	328,888	10.0%
Health insurance business	42,972	39,350	9.2%
Accident insurance business	3,831	3,712	3.2%
Investment contract benefits	5,333	5,030	6.0%
Policyholder dividends resulting from participation in profits	15,483	14,507	6.7%

During the Reporting Period, insurance benefits and claims expenses rose by 9.8% year on year due to an increase in the change of insurance contract liabilities. In particular, due to the steady growth of life insurance business, insurance benefits and claims expenses of life insurance business rose by 10.0% year on year. Due to an increase in claims expenses of certain insurance businesses, insurance benefits and claims expenses of health insurance business rose by 9.2% year on year and insurance benefits and claims expenses of accident insurance business rose by 3.2% year on year. Investment contract benefits rose by 6.0% year on year due to an increase in the scale of universal insurance accounts. Policyholder dividends resulting from participation in profits rose by 6.7% year on year due to an increase in investment income from participating accounts.

Analysis of underwriting and policy acquisition costs and other expenses

			RMB million
	January to June 2021	January to June 2020	Change
Underwriting and policy acquisition costs	42,111	56,518	-25.5%
Finance costs	2,193	1,772	23.8%
Administrative expenses	18,134	17,047	6.4%
Other expenses	6,030	5,260	14.6%
Statutory insurance fund contribution	861	803	7.2%

During the Reporting Period, underwriting and policy acquisition costs decreased by 25.5% year on year due to a decrease in regular premiums of new policies. Finance costs increased by 23.8% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses rose by 6.4% year on year due to the expiration of policies on temporary expenses deduction.

Investment Business

In the first half of 2021, the external environment was complicated and challenging and the recovery of domestic economy remained unsteady and imbalanced. The interest rate of the bond market trended downwards after a slight increase at the beginning of 2021, whereas the stock market sustained with structural features. The Company adhered to the implementation of the medium-and long-term asset strategic allocation plan and adjusted tactics in response to the market changes. Firstly, the Company made allocation to government bonds with long durations by taking advantage of interest rate hikes, and selected experienced managers to invest in senior credit bonds; secondly, the Company closely kept pace with equity market fluctuations, optimized its investment strategies and position structure, and seized the opportunity to realize investment gains; thirdly, according to the decline in the supply of appropriate non-standard assets, the Company explored the new strategy for alternative investments and optimized the entrustment mode of alternative investment management for creating an alternative investment portfolio with prime prospects.

Investment portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

			RMB million
	As at 30 June 2021		As at 31 December 2020
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,384,330	75.93%	3,076,329	75.12%
Term deposits	554,883	12.45%	545,667	13.32%
Bonds	1,971,486	44.23%	1,718,639	41.97%
Debt-type financial products[1]	465,374	10.44%	453,641	11.08%
Other fixed-maturity investments[2]	392,587	8.81%	358,382	8.75%
Equity financial assets	714,529	16.03%	700,748	17.10%
Common stocks	335,722	7.53%	350,107	8.55%
Funds[3]	107,188	2.40%	114,311	2.79%
Bank wealth management products	13,089	0.29%	13,013	0.32%
Other equity investments[4]	258,530	5.81%	223,317	5.44%
Investment properties	13,367	0.30%	14,217	0.35%
Cash and others[5]	91,140	2.04%	64,576	1.58%
Investments in associates and joint ventures	253,903	5.70%	239,584	5.85%

Total	4,457,269	100.00%	4,095,454	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2021 and 31 December 2020 were RMB2,371 million and RMB1,206 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,457,269 million, an increase of 8.8% from the end of 2020. Among the major types of investments, the percentage of investment in bonds rose to 44.23% from 41.97% as at the end of 2020, the percentage of term deposits changed to 12.45% from 13.32% as at the end of 2020, the percentage of investment in debt-type financial products changed to 10.44% from 11.08% as at the end of 2020, and the percentage of investment in stocks and funds (excluding money market funds) changed to 9.88% from 11.31% as at the end of 2020.

Investment income

		RMB million
	January to June 2021	January to June 2020
Gross investment income	117,638	96,134
Net investment income	89,764	77,391
Net income from fixed-maturity investments	70,928	61,730
Net income from equity investments	10,512	10,053
Net income from investment properties	35	(5)
Investment income from cash and others	606	923
Share of profit of associates and joint ventures	7,683	4,690
Net realised gains on financial assets	22,571	10,807
Net fair value gains through profit or loss	5,303	8,606
Disposal gains and impairment losses of associates and joint ventures	–	(670)
Net investment yield[1]	4.33%	4.29%
Gross investment yield[2]	5.69%	5.34%

Notes:

1.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

2.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

In the first half of 2021, the Company’s net investment income was RMB89,764 million, an increase of RMB12,373 million from the corresponding period of 2020, rising by 16.0% year on year. Since the Company consistently increased its allocation in bonds with long durations in recent years and continued to diversify the type of fixed income products, net investment yield was 4.33% for the first half of 2021, up by 4 basis points from the corresponding period of 2020, remaining relatively stable. The Company seized the market opportunities to flexibly adjust the pace of realizing gains from equity products, so as to achieve steady contribution to the profits. Gross investment income of the Company reached RMB117,638 million, an increase of RMB21,504 million from the corresponding period of 2020. The gross investment yield was 5.69%, up by 35 basis points from the corresponding period of 2020. The comprehensive investment yield1 taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 5.61%, up by 21 basis points from the corresponding period of 2020.

[1]

Comprehensive investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)]/181×365

Credit risk management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on the sectors such as banking, transportation, finance, public utilities and energy, and the financing entities were primarily large central-owned enterprises and the state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition and the credit risks were well controlled.

The Company insisted on the prudent investment philosophy and carried out management in all respects to prevent various investment risks.

Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2021.

Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

			RMB million
	January to June 2021	January to June 2020	Change
Profit before income tax	46,103	35,564	29.6%
Life insurance business	26,605	21,850	21.8%
Health insurance business	6,057	7,388	-18.0%
Accident insurance business	890	112	694.6%
Other businesses	12,551	6,214	102.0%

During the Reporting Period, profit before income tax from the life insurance business increased by 21.8% year on year due to the combined impact of the change in gross investment income and the update of discount rate assumptions for reserves of traditional insurance contracts. Profit before income tax from the health insurance business decreased by 18.0% year on year primarily due to an increase of claims expenses of certain insurance businesses. Profit before income tax from the accident insurance business increased by 694.6% year on year primarily due to the growth of the accident insurance business and business quality improvement. Profit before income tax from other businesses increased by 102.0% year on year primarily due to an increase in the profits of certain associates.

Analysis of Cash Flows

Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB81,779 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB554,883 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2021	January to June 2020	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	198,327	182,792	8.5%	An increase in premiums due to the steady growth of the Company’s insurance business
Net cash inflow/(outflow) from investing activities	(226,723)	(88,639)	155.8%	The needs for investment management
Net cash inflow/(outflow) from financing activities	53,584	(66,682)	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	(38)	112	N/A	—
Net increase in cash and cash equivalents	25,150	27,583	-8.8%	—

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 30 June 2021 (unaudited)	As at 31 December 2020
Core capital	1,047,622	1,031,947
Actual capital	1,082,629	1,066,939
Minimum capital	404,436	396,749
Core solvency ratio	259.03%	260.10%
Comprehensive solvency ratio	267.69%	268.92%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 1.23 percentage points from the end of 2020, which was mainly due to the continuous growth of insurance business and investment assets, dividends payment, and a decline of interest rate in solvency reserve assessment.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Major Subsidiaries and Associates of the Company

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	15,004	12,793	1,452

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	7,334	5,241	501

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	117,796	26,978	1,596

China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	19,687	43.686%	3,185,689	227,406	10,025

Note: For details, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Structured Entities Controlled by the Company

The details of structured entities controlled by the Company are set out in Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Changes in Accounting Estimates

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Analysis of Core Competitiveness

During the Reporting Period, there was no material change in the Company’s core competitiveness.

TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

Technology Empowerment

In the first half of 2021, the Company further proceeded with digital transformation, continued to build a digital insurance ecosystem, accelerated technological innovation deployment, and stepped up efforts to empower value creation, thus bringing digital transformation up to a new level and boosting the high-quality development of the Company.

Technological innovation, leading to the upgrade of technology architecture as a whole. With the support of the strong computing power of China Life Hybrid Cloud and the openness and compatibility of the digital platform, the Company upgraded its technological architecture comprehensively, and reduced the configuration time of cloud resource elastic scaling to minute level, which accelerated the efficiency of both system operation and data processing.

Agile delivery, significantly enhancing the response to changes by technology. The Company stepped up its efforts in developing the customer-centric and agile product delivery mechanism and launched new functions and services to satisfy the demands of customers. Technology products were modified, iterated and optimized 37.7 times on daily basis to swiftly respond to the market changes, thus offering more accurate and efficient insurance services to customers.

Intelligent application, further enhancing service capability by technology. The “Internet of Things” and artificial intelligence technology were applied to manage and control 200,000 electronic appliances in various field offices of the Company across China, with a view to establishing an online Digital Twin of the offline field offices all over the country. The Company launched innovative applications such as remote video intelligent inspection, intelligent screen recording, and intelligent voice broadcast, and provided more than 2.3 million intelligent services per day on average.

Interactive traffic, constantly amplifying the digital ecological effect. The Company established an online collaboration system to realize online interaction between its sales force and customers, which created holistic social application scenarios for the agents. The Company established an open and win-win ecosystem based on the digital platform and released 3,029 standardized services in total, rising by 78% from the end of 2020, which consistently enriched its digital ecosystem services.

Operations and Services

In the first half of 2021, focusing on the customer-centric principle, the Company adhered to the operational objectives of “strengthening efficiency, technology-driven, value enhancement and first-class customer experience” and further improved the “convenient, quality and caring” services to seek excellence in customer services. It consistently pushed forward the operations and services to be more Internet-based, intelligent and ecological, so as to fully satisfy the diversified demands of customers.

Product supply was enriched constantly. In the first half of 2021, the Company adhered to the product development concept of being “customer centric, market oriented and value focused”, continued to make efforts in product supply, optimized and upgraded the long-term critical illness insurance products, and developed new short-term medical insurance products, etc., to cover more customers and further broaden its insurance product range, which powered the high-quality development of the Company. During the Reporting Period, the Company newly developed and upgraded a total of 129 products, including 3 life insurance products, 123 health insurance products, 2 accident insurance products and 1 annuity insurance product. Out of these products, 126 were protection-oriented insurance products and 3 were long-term savings insurance products.

Online services were more convenient and easier to access. The Company increased the supply of Internet-based services, and achieved full online processing of all insurance policy-related services. China Life App was upgraded and the number of its registered users rose by 27% year on year, whereas the number of its monthly average active users grew by 24% year on year. Online policy applications remained at a high level, with the paperless application rate of long-term individual insurance and that of group insurance both exceeding 99.9%. The online processing rate of notification services recorded a new high and the number of online out-bound messages increased by 86.9% year on year. To provide more caring services to the elderly customers, the Company launched the senior-friendly version of China Life App, the automatic identification system of 95519 customer service line, and the priority access to telephone services for the elders, etc.

Intelligent services were more efficient in response to customer demands. The Company upgraded intelligent models and expanded the application of intelligent robots to satisfy the customer demands more quickly. The speed of issuance of new policies was improved by 39% year on year. The daily average volume of online intelligent services surged by 311% year on year and the volume of electronic return visits for new policies increased by nearly 5 percentage points from the high level in the corresponding period last year. The automated approval rates of underwriting and policy administration remained at a high level and the approval rate of whole process intelligent claims settlement grew by 7 percentage points year on year.

Claims settlement services were more efficient and caring. The Company consistently optimized its process to provide customers with caring claims settlement services. In the first half of 2021, the Company completed more than 9.4 million claims payments, representing an increase of approximately 40% year on year. Claims reports were easier, with 90% of claims settlement for individual and group insurance carried out online. “Direct Claims Payment” could be made with more than 20,000 medical institutions, recording an increase of 110% in person-times of such services year on year and a growth of 68% in total claims payment thus made year on year. The “Claims Settlement for Critical Illness within One Day” services recorded an increase of 36% in person-times year on year. The Company also released the “Best Choice” claims settlement plan for critical illness with rapid speed to maximize the protection for the interests of its customers.

Ecological service experience was greatly improved. The Company strengthened the connection among various scenarios, providing customers with more extensive and accurate value-added services. By consistently collecting the “Customer Voices” and making good use of them, the Company enhanced its management of service experience. The Company distributed service messages to customers in various scenarios and the number of messages rose by 48% from the end of 2020. Focusing on the demands of different customer groups, the Company promoted the diversified value-added services featuring “health”, “education” and “enjoyment” such as healthcare, kids drawing and quality living. Besides, the customer festival hosted by China Life recorded a 13% increase in the number of participants year on year.

Risk Control and Management

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry, and its risk management capability was significantly enhanced. The Company has received the rating of Class A for 12 consecutive quarters in the integrated risk rating for insurance industry conducted by the CBIRC. The Company paid constant attention to the risks related to the COVID-19 pandemic, actively conducted various tasks on risk screening and governance, and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company actively participated in the establishment of “Phase II of China Risk Oriented Solvency System” (C-ROSS) of the CBIRC, and constantly optimized the enterprise-wide risk management system of “China Risk Oriented Solvency System” (C-ROSS). The system of investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and actively performed its anti-money laundering obligations such as customer identification, which further improved the effectiveness of its anti-money laundering risk management and control. It constantly developed the internal control system and conducted internal control assessment to enhance the effectiveness of the internal control mechanism. To reinforce the concept of integrity and compliance in sales and services, the Company improved customers’ rights and interests protection mechanism, and strengthened the management of customer complaints as well as risk management and control. The Company continued to optimize its regulation system, strengthened compliance management and operations as well as performance appraisal, reinforced compliance monitoring and inspection, to constantly improve its capability of compliance risk prevention and control.

During the Reporting Period, the Company consistently strengthened the supervision through audit to push forward high-quality development. It implemented special audits on key risk areas and actively gave full play to the role of internal audit to offer advice with respect to the perfection of governance and the realization of organizational objectives. It implemented routine audits in a serious manner in compliance with regulatory requirements, continued to expand the supervisory scope and coverage of the audits. The Company also carried out the audits of economic responsibility of managers and the audits of senior management, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of managers. For problems identified in audits, it stepped up efforts in supervising rectification and liability attribution, which enhanced the efficiency and effects of audits, and promoted the application of audit results.

The Company paid great attention and took active actions to implement the Data Security Law of the PRC for the purpose of protecting the legitimate rights and interests of customers. It optimized its data governance structure, refined the responsibilities of divisions at all levels for data management, and improved the data management rules. The Company assessed the sophistication of data management capability against the national benchmarks, defined the targets to be protected for data security and the key areas for protection, achieved the classified security protection for the full life cycle such as the collection, transmission and storage of data, established a 3-dimensional data security protection system based on classified protection, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

By setting its strategic goal as “building a world-class and responsible life insurance company” in corporate social responsibility and upholding the philosophy of “taking people as the foremost, caring for life, creating value and serving the society”, the Company established a sound governance system and further pushed forward all tasks to demonstrate its efforts in assuming corporate responsibility.

Protecting people’s livelihood and demonstrating the insurer’s responsibility

The Company actively leveraged its advantages in insurance protection, participated in the construction of a multi-level social security system, contributed to the national strategies of Healthy China program and actively coping with the aging population, and focused on undertaking programs on supplemental major medical expenses insurance, supplemental medical insurance, long-term care insurance, insurance for the elderly, among others, so as to contribute its share to a well-off society. As at 30 June 2021, the Company carried out more than 220 supplementary major medical expenses insurance programs, providing services to almost 360 million urban and rural residents, and implemented 27 city-customized commercial medical insurance programs in 9 provinces and cities such as Guangdong, Zhejiang and Sichuan. It also participated in the pilot program for long-term care insurance and undertook 57 long-term care insurance protection programs in 16 provinces and cities, covering 19 million people. 33 branches of the Company commenced the business of accident insurance for the elderly and insured over 28.3 million elderly people, offering an insurance coverage of approximately RMB1.38 trillion on a cumulative basis.

Being enthusiastic in philanthropy and benefiting social wellbeing

The Company paid attention to public welfare and charitable campaigns for a long term and played an active role in organizing the employee volunteers to make contributions to the society by various means. The Company and the China Children and Teenagers’ Fund co-organized a “care for girls” program titled “Spring Flowerbud Plan – Blessing the Future and Protecting the Growth”. As at 30 June 2021, an amount of RMB9 million was donated to the program on a cumulated basis, under which 80 “care for girls” charitable facilities were established in 10 provinces, offering care and assistance to nearly 40,000 girls by way of distributing care packages and providing public welfare classes to them. The Company and China Charity Alliance co-sponsored the “Green Life” poverty alleviation via healthcare project to provide illness and medical assistance to the minors of the low income families in impoverished areas and those in the families with economic difficulties due to illness. As at 30 June 2021, the Company offered insurance protection to nearly 120,000 needy children, and made a donation of nearly RMB20 million on a cumulative basis.

Saving energy and reducing emissions to power green development

The Company, as a non-manufacturing financial and insurance company with low energy consumption and light pollution, adhered to integrate the low- carbon concept into all aspects of its operation. The Company integrated the ESG concept into the entire process of its investment decision, management, and risk management and control. In the first half of 2021, AMC, the Company’s non-wholly owned subsidiary, and ChinaBond Pricing Center jointly prepared and published the first ESG bond index in domestic insurance asset management industry, and successively launched several insurance asset management products with the ESG theme. Currently, the scale of the Company’s existing projects in green investments amounted to nearly RMB250 billion. The Company committed to the concept of energy saving and emission reduction and strived to reduce resource consumption during its operations. The Company also promoted online office operations constantly. In the first half of 2021, the number of active users of “Cloud Assistant”, “China Life e-shop” and “Cloud Desktop” reached more than 420 thousand, 500 thousand and 88 thousand on daily average, respectively. Paperless services were widely applied with the number of online insurance policy services rising by 41% as compared with the corresponding period last year.

Consolidating the achievements of poverty alleviation to push forward rural revitalization

In the first half of 2021, the Company organized and proceeded with the effective connection between rural revitalization and the consolidation of the achievements made in poverty alleviation, fully upgraded the “Poverty Alleviation Insurance” series, accurately implemented 114 key assistance projects, and devised the 2021 plans for the promotion of rural revitalization. The Company focused on key assistance sectors to roll out policies in support of such regions, undertook projects in 1,188 assistance localities, and dispatched 843 cadres staying at villages for assistance. For the first half of 2021, the Company provided assistance funds of RMB14.48 million, and its projects on targeted assistance insurance and poverty prevention insurance entrusted by local government covered over 10 million people with financial difficulties.

FUTURE PROSPECT

Industry Landscape and Development Trends

In short term, the life insurance industry is in a period of replacing old growth drivers with new ones, and the development of insurance sales forces and business are both under pressure. However, in the long run, the life insurance industry in China is still at an important stage full of strategic opportunities, and the high-quality development will be the key development trend of the industry. The long-term positive economic fundamentals of China’s economy have not changed. As the “dual circulation” pushes forward at home and abroad and a new development paradigm is taking shape, China’s economy will maintain a sustained and healthy development, which will lay a sound macro-economic foundation for the high-quality development of the insurance industry. During the 14th Five-Year Plan period, China has fully initiated the Healthy China program, implemented the national strategy of actively coping with the aging population, and improved a multi-level social security system, which have brought new development opportunities for the growth of healthcare, aged-care and inclusive insurance businesses. As the insurance sector opens up further, there will be more diversified insurance providers, the operation concepts will be more sophisticated, and the forms of insurance products will be further broadened. Insurance companies have accelerated the transformation and upgrade of their channels and sales forces, sped up technology empowerment in sales, management, services, among others, thereby providing a powerful intrinsic impetus to the sustainable development of the industry. Besides, the CBIRC has consistently proceeded with measures to address market disorders and guard against risks in the life insurance market, offering significant conditions for the healthy development of the industry.

Development Strategies and Business Plans of the Company

In the second half of 2021, the Company will continue to push forward “China Life Revitalization” initiative in all aspects, taking high-quality development as its fundamental requirement, adhering to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, upholding the operational guideline of “prioritizing business value, strengthening the sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”, in order to achieve steady business development, deepen reform and innovation, constantly optimize operations and services, enhance the protection of customers’ rights and interests, and strengthen risk prevention and control, to ensure the Company a good start to the development for the 14th Five-Year Plan period.

Furthering the development strategy and business plan described above, the Company will proceed with the reforms on quality, focus on business value creation, and align the development of long-term savings and protection-oriented insurance businesses. Further efforts will be made in improving sales force quality while stabilizing its quantity, and the integration between services and sales will be deepened. The asset-liability interaction will be reinforced in order to achieve a stable investment income. The Company will advance the reforms on efficiency to optimize resource allocation with increased allocation of resources to the fields that serve the national development, key cities, villages and towns of strategic importance, and the frontline operational units, etc. Operations and services will be more integrated and intelligent, with a view to further improving their efficiency. The Company will consistently promote the reforms on growth drivers, push forward the reforms under the “Dingxin Project” in great depth, further implement and optimize the sales deployment of “Yi Ti Duo Yuan”, and improve the channel-based professional business operations. Active actions will be taken to respond to the changes in respect of the distribution mechanism, “product + service” model and digital operation, so as to cultivate and enhance new driving forces.

Potential Risks

The global pandemic situation remains challenging, the worldwide economic recovery is made at a different pace, and there are more instabilities and uncertainties in the external environment. The domestic economy is still in the process of recovery, and the imbalance of economic recovery nationwide still exists, which bring challenges for the stable development of the insurance industry. With the sporadic outbreaks and the cluster outbreaks of the COVID-19 pandemic in many places across China, local governments have further tightened the pandemic prevention measures, and the sales promotion and sales force training activities of the Company in certain areas are subject to restrictions. As a result, the Company is under greater pressure in terms of business and sales force development. In addition, investment of insurance funds is facing challenges such as downward trend of the benchmark interest rate in the domestic market, an increase of defaults in the bond market and the greater volatility in the stock market. The Company will reinforce its research on the macro-economic and financial development trends in domestic and international markets, keep a close eye on market development, fully enhance the quality of business operation and management, consistently improve asset-liability management, optimize the structure of asset allocations, and flexibly adjust investment strategies for the purpose of achieving stable investment income. In the meanwhile, the Company will continuously focus on and enhance the analysis of complex risk factors including the COVID-19 pandemic, put great efforts in risk prevention and control, and strengthen the comprehensive governance of risks, with a view to pushing forward the high-quality development of the Company.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2021. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/ liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2021 are consistent with those used as at 31 December 2020.

SUMMARY OF RESULTS

The embedded value as at 30 June 2021 and the corresponding results as at 31 December 2020 are shown below:

Components of Embedded Value			RMB million
ITEM		30 June 2021	31 December 2020
A	Adjusted Net Worth	617,112	568,587
B	Value of In-Force Business before Cost of Required Capital	591,554	565,797
C	Cost of Required Capital	(65,856)	(62,244)
D	Value of In-Force Business after Cost of Required Capital (B + C)	525,699	503,553
E	Embedded Value (A + D)	1,142,811	1,072,140

Note:	Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2021 and for the corresponding period of last year is shown below:

Components of Value of Half Year’s Sales			RMB million
ITEM		30 June 2021	30 June 2020
A	Value of Half Year’s Sales before Cost of Required Capital	33,512	41,481
B	Cost of Required Capital	(3,645)	(4,592)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	29,867	36,889
	Including: Value of Half Year’s Sales of Individual Agent Business Sector	28,969	36,559

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2021 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector
	30 June 2021	30 June 2020
By First Year Premium	36.2%	39.3%
By Annual Premium Equivalent	36.5%	39.3%

Note:	First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2021	RMB million
ITEM
A Embedded Value at the Start of Year	1,072,140
B Expected Return on Embedded Value	41,397
C Value of New Business in the Period	29,867
D Operating Experience Variance	1,283
E Investment Experience Variance	3,307
F Methodology and Model Changes	670
G Market Value and Other Adjustments	10,583
H Exchange Gains or Losses	(67)
I Shareholder Dividend Distribution and Capital Changes	(18,089)
J Others	1,719
K Embedded Value as at 30 June 2021 (sum A through J)	1,142,811

Notes: 1) Numbers may not be additive due to rounding.

           2) Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2021 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2021.
D	Reflects the difference between actual operating experience in the first half year of 2021 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2021.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2021 to 30 June 2021 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2021.
J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results		RMB million
	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	525,699	29,867
1. Risk discount rate +50bps	501,875	28,502
2. Risk discount rate -50bps	551,274	31,337
3. Investment return +50bps	625,872	35,566
4. Investment return -50bps	425,931	24,170
5. 10% increase in expenses	519,096	27,835
6. 10% decrease in expenses	532,301	31,900
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	521,976	29,419
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	529,392	30,318
9. 10% increase in lapse rates	525,338	29,333
10. 10% decrease in lapse rates	525,990	30,417
11. 10% increase in morbidity rates	518,037	28,614
12. 10% decrease in morbidity rates	533,504	31,125
13. Allowing for diversification in calculation of VIF	569,404	–

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To the Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2021 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of Work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2021, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) ;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2021; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Lingde Hong    Stanley Lu

25 August 2021

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreement between the Company and Chongqing International Trust Inc. (“Chongqing Trust”), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in China Life Capital. Therefore, each of CLIC, CLP&C and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, CLIC, CLP&C and CLI, respectively, and the asset management agreement for alternative investments between the Company and CLI. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. CLIC holds 100% of the equity interest in CLI. Therefore, CLI is a connected person of the Company. AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the policy management agreement between the Company and CLIC, and the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2021 policy management agreement on 31 December 2020, with a term from 1 January 2021 to 31 December 2021. Pursuant to the agreement, the Company accepted CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The Company acted as a service provider under the agreement and did not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap in respect of the service fee to be paid by CLIC to the Company for the year ending 31 December 2021 is RMB599 million.

For the first half of 2021, the service fee paid by CLIC to the Company amounted to RMB276.17 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2019-2021 asset management agreement on 28 December 2018, with a term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for AMC, the Company and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2022 are RMB3 ,000 million, RMB4,000 million and RMB5,000 million, respectively.

For the first half of 2021, the Company paid AMC a service fee of RMB1,405.53 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2019-2021 asset management agreement on 29 December 2018, with an entrustment term from 1 January 2019 to 31 December 2021. In order to optimize the structure of service fees and further enhance the performance incentives for AMC, CLIC and AMC entered into the 2020-2022 asset management agreement on 1 July 2020 to replace the 2019-2021 asset management agreement, and to revise the annual caps in light of the needs for business development and the revised structure of service fees. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the three years ending 31 December 2022 is RMB500 million.

For the first half of 2021, CLIC paid AMC a service fee of RMB80.12 million.

Asset Management Agreement for Alternative Investments between the Company and CLI

As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Such agreement took effect from 1 January 2019, with a term of two years until 31 December 2020. Unless a party served the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement would be automatically renewed for one year from the expiry date thereof. As per the agreement, the term of the agreement has extended for one year to 31 December 2021. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and quasi-securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee in respect of the investment and management services provided by CLI to the Company. For details as to the method of calculation of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI would also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance, and such related financial products would be limited to infrastructure investment schemes and project asset-backed schemes.

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

	Amount of Assets Newly Entrusted for Investment and Management during the Period (including the Amount for Subscription of the Related Financial Products) (RMB million or its equivalent in foreign currency)	Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ended 31 December 2019	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,391
For the year ended 31 December 2020	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,982
For the year ending 31 December 2021	200,000 (including the amount for the subscription of the related financial products: 100,000)	2,266

For the first half of 2021, the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee paid by the Company to CLI amounted to RMB292.14 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB13,300.00 million. As at 30 June 2021, the amount for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance was RMB13,300.00 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2020-2022 framework agreement on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the three years ending 31 December 2022 , the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB200 million.

For the first half of 2021, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB4,000.00 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB47.69 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the 2021 insurance sales framework agreement, the agreement will be automatically extended for one year to 7 March 2024. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

For the first half of 2021, CLP&C paid the Company an agency service fee of RMB730.93 million.

Framework Agreements with AMP

Framework Agreement between the Company and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, the Company and AMP entered into the 2020-2022 framework agreement on 31 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2021, the subscription price and corresponding subscription fee for the subscription of fund products were RMB2,000.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB3,248.49 million, the sales commission fee and client maintenance fee paid by AMP were RMB0.83 million, the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0.57 million.

Framework Agreement between CLIC and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLIC and AMP entered into the 2020-2022 framework agreement on 6 September 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) payable by CLIC for the private asset management is RMB100 million.

For the first half of 2021, the subscription price and corresponding subscription fee for the subscription of fund products were RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB101.40 million, and the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB0 million.

Framework Agreement between CLP&C and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLP&C and AMP entered into the 2020-2022 framework agreement on 3 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the management fee (including the performance-based fee) payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2021, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0.11 million.

Framework Agreement between CLI and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLI and AMP entered into the 2020-2022 framework agreement on 17 February 2020, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the management fee (including the performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients is RMB150 million; the annual cap of the management fee (including the performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients is RMB150 million; the annual cap of the advisory fee payable by CLI and its subsidiaries for the advisory services is RMB150 million; the annual cap of the advisory fee payable by AMP and its subsidiaries for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB150 million.

For the first half of 2021, the subscription price and corresponding subscription fee for the subscription of fund products were RMB1,431.21 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB369.70 million, the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB0 million, the management fee (including the performance-based fee) paid by the subsidiaries of AMP for the asset management for specific clients was RMB0 million; the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB0 million; the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB1.75 million.

Framework Agreement between the Company and Chongqing Trust

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust will continue to conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products is RMB30,000 million; the annual cap of the trustee’s remuneration is RMB500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2021, the total amount of subscription and redemption of the trust products was RMB0 million, the trustee’s remuneration was RMB12.87 million, and the fees for other daily transactions were RMB0 million.

Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s total profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, CLI and its subsidiaries, and Pension Company. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

PENSION PLAN

Full-time employees of the Company are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Company contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Company is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Company established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Company is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Company under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Company in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Company has no legal or constructive obligation for retirement benefit beyond the contributions made.

H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2021. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policies.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

AUDITORS

The Company had engaged Ernst & Young Hua Ming LLP and Ernst & Young for eight consecutive years, being the maximum consecutive tenure of service permitted under the Administrative Measures for the Appointment of Accounting Firms by State-owned Financial Enterprises (《國有金融企業選聘會計師事務所管理辦法》) (Caijin [2020] No. 6) issued by the Ministry of Finance of the People’s Republic of China, and the Company was therefore required to change the auditors. Ernst & Young Hua Ming LLP, the PRC auditor and the auditor for the Form 20-F of the Company for the year 2020, and Ernst & Young, the Hong Kong auditor of the Company for the year 2020, had retired as the auditors of the Company upon conclusion of the 2020 Annual General Meeting. Following the consideration and approval by the shareholders at the 2020 Annual General Meeting, PricewaterhouseCoopers Zhong Tian LLP has been appointed as the PRC auditor and the auditor for the Form 20-F of the Company for the year 2021, and PricewaterhouseCoopers has been appointed as the Hong Kong auditor of the Company for the year 2021, who will hold office until the conclusion of the 2021 Annual General Meeting. The Company’s 2021 half-year financial statements prepared in accordance with the China Accounting Standards for Business Enterprises have been reviewed (not audited) by PricewaterhouseCoopers Zhong Tian LLP and the Company’s 2021 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by PricewaterhouseCoopers.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

CORPORATE GOVERNANCE

In the first half of 2021, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The shareholders’ general meetings, Board of Directors meetings and Board of Supervisors meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2021, the Board of Directors held six meetings, and the Board of Supervisors held three meetings. As at the latest practicable date (25 August 2021) prior to the publication of this report, the Board of Directors held eight meetings, and the Board of Supervisors held four meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Securities Times and Securities Daily, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meetings convened during the Reporting Period are as follows:

Twenty-four proposals, including the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2020”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2020”, the “Proposal in relation to the Financial Report of the Company for the Year 2020”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2020”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Directors of the Seventh Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Non-employee Representative Supervisors of the Seventh Session of the Board of Supervisors of the

Company”, the “Proposal in relation to the Renewal of Liability Insurances for Directors, Supervisors and Senior Management of the Company”, the “Proposal in relation to the Continued Donations to China Life Foundation by the Company”, the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2021” and the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company”, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2020” and the “Report on the Overall Status of Connected Transactions of the Company for the Year 2020” were received and reviewed at the 2020 Annual General Meeting held in Beijing on 30 June 2021.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
http://www.sse.com.cn
2020 Annual General Meeting	30 June 2021	http://www.hkexnews.hk	30 June 2021
http://www.e-chinalife.com

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2021 Interim Report of the Company.

IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2020 approved at the 2020 Annual General Meeting held on 30 June 2021, with the appropriation to its discretionary surplus reserve fund of RMB5,009 million (10% of the net profit for the year 2020 under the China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.64 per share (inclusive of tax) to all holders of ordinary shares of the Company, totaling approximately RMB18,089 million.

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

Changes in Share Capital

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

Information on Shareholders

Total number of shareholders and their shareholdings

Total number of holders of ordinary shares as at the end of the Reporting Period	No. of A Share shareholders: 165,509
No. of H Share shareholders: 25,778

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	–	–
HKSCC Nominees Limited	Overseas legal person	25.93%	7,329,207,463	+1,872,217	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	-15,697,388	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.18%	50,036,310	+1,614,605	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset management Plan	Other	0.05%	15,015,845	0	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	11,114,409	-1,282,867	–	–
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.04%	10,394,094	+6,579,452	–	–
China International Television Corporation	State-owned legal person	0.04%	10,000,000	0	–	–
China National Nuclear Corporation	State-owned legal person	0.03%	8,950,800	0	–	–

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.
Details of shareholders

	2.	China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Change in the Controlling Shareholder and the Effective Controller

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

Interests and Short Positions in the Shares and Underlying Shares of the Company Held by Substantial Shareholders and Other Persons Under Hong Kong Laws and Regulations

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2021, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled corporation	H Shares	496,241,024	(L)	6.67%	1.76%
			2,039,000	(S)	0.03%	0.01%

The letter “L” denotes a long position. The letter “S” denotes a short position.

(Note):

BlackRock, Inc. was interested in a total of 496,241,024 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG, BlackRock México Operadora, S.A. de C.V., Sociedad Operadora de Fondos de Inversion and Aperio Group, LLC were interested in 3,951,000 H shares, 6,672,000 H shares, 100,903,588 H shares, 172,806,000 H shares, 907,000 H shares, 67,600,337 H shares, 837,000 H shares, 3,404,000 H shares, 19,605,968 H shares, 32,585,907 H shares, 122,000 H shares, 51,807,008 H shares, 2,059,000 H shares, 16,247,824 H shares, 490,000 H shares, 6,223,276 H shares, 2,800,646 H shares, 1,617,000 H shares, 37,000 H shares, 680,010 H shares and 4,884,460 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 2,039,000 H shares (0.03%). Of these 2,039,000 H shares, 1,023,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 30 June 2021, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Change in Shares of the Company Held by Directors, Supervisors and Senior Management

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and senior management.

Directors, Supervisors and Senior Management

As at the date of this report, Directors, Supervisors and senior management of the Company were as follows:

DIRECTORS	Executive Director	Wang Bin (Chairman) Su Hengxuan Li Mingguang Huang Xiumei	(appointed on 1 July 2021)
	Non-executive Director	Yuan Changqing Wang Junhui
	Independent Director	Robinson Drake PikeNote Tang Xin Leung Oi-Sie Elsie Lam Chi Kuen	(appointed on 29 June 2021)

SUPERVISORS	Non-employee Representative Supervisor Employee Representative Supervisor	Jia Yuzeng (Chairman) Han Bing Cao Qingyang Wang Xiaoqing

SENIOR	President	Su Hengxuan
MANAGEMENT	Vice President, Chief Actuary, Board Secretary	Li Mingguang
	Vice President, Person in Charge of Finance	Huang Xiumei
	Vice President	Ruan Qi
Zhan Zhong
Yang Hong
	Assistant to the President	Zhao Guodong
		Liu Yuejin	(appointed on 9 June 2021)
	Compliance Officer	Xu Chongmiao
	Person in Charge of Audit	Yang Chuanyong

Note:

Mr. Robinson Drake Pike, an Independent Director, whose terms of office ended upon expiry of the term of the sixth session of the Board of Directors, retired as an Independent Director of the Company upon conclusion of the 2020 Annual General Meeting. Since the retirement of Mr. Robinson Drake Pike will result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Robinson Drake Pike will continue to perform his duties as an Independent Director and relevant duties as the chairman and member of various Board committees until the qualification of Mr. Zhai Haitao as a Director is approved by the CBIRC.

During the Reporting Period and up to the date of this report, the change of Directors, Supervisors and senior management of the Company was as follows:

At the 2020 Annual General Meeting convened by the Company on 30 June 2021, Mr. Wang Bin, Mr. Su Hengxuan, Mr. Li Mingguang and Ms. Huang Xiumei were elected as Executive Directors of the seventh session of the Board of Directors of the Company; Mr. Yuan Changqing, Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Wang Junhui were elected as Non-executive Directors of the seventh session of the Board of Directors of the Company; and Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao were elected as Independent Directors of the seventh session of the Board of Directors of the Company.

At the first meeting of the seventh session of the Board of Directors convened by the Company on 30 June 2021, Mr. Wang Bin was elected as the chairman of the seventh session of the Board of Directors of the Company and the composition of the special committees of the seventh session of the Board of Directors of the Company was confirmed.

The qualifications of Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Zhai Haitao as Directors are subject to the approval of the CBIRC, and they will start to perform their duties in the special committees of the Board of Directors after their qualifications for serving as Directors are approved by the CBIRC. Mr. Robinson Drake Pike, an Independent Director, whose terms of office ended upon expiry of the term of the sixth session of the Board of Directors, retired as an Independent Director of the Company upon conclusion of the 2020 Annual General Meeting. Since the retirement of Mr. Robinson Drake Pike will result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Robinson Drake Pike will continue to perform his duties as an Independent Director and relevant duties as the chairman and member of various Board committees until the qualification of Mr. Zhai Haitao as a Director is approved by the CBIRC.

At the 2020 Annual General Meeting convened by the Company on 30 June 2021, Mr. Jia Yuzeng, Mr. Han Bing and Mr. Niu Kailong were elected as Non-employee Representative Supervisors of the seventh session of the Board of Supervisors of the Company. At the fourth extraordinary meeting of the third session of the employee representative meeting convened by the Company in February 2021, Mr. Cao Qingyang and Ms. Wang Xiaoqing were elected as Employee Representative Supervisors of the seventh session of the Board of Supervisors of the Company. At the first meeting of the seventh session of the Board of Supervisors convened by the Company on 30 June 2021, Mr. Jia Yuzeng was elected as the chairman of the seventh session of the Board of Supervisors of the Company. At the sixth extraordinary meeting of the third session of the employee representative meeting convened by the Company in July 2021, Mr. Lai Jun was elected as Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company. The qualifications of Mr. Niu Kailong and Mr. Lai Jun are subject to the approval of the CBIRC.

Due to the adjustment of work arrangements, Mr. Yin Zhaojun ceased to serve as a Non-executive Director of the sixth session of the Board of Directors and a member of the Risk Management and Consumer Rights Protection Committee of the Company from 15 January 2021. Due to the adjustment of work arrangements, Mr. Liu Huimin ceased to serve as a Non-executive Director of the sixth session of the Board of Directors and a member of the Risk Management and Consumer Rights Protection Committee of the Company from 7 February 2021.

As Mr. Chang Tso Tung Stephen had consecutively served as an Independent Director of the Company for nearly six years, he tendered his resignation to the Board of Directors on 19 October 2020. Since his resignation would result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Chang Tso Tung Stephen continued to perform his duties until the qualification of Mr. Lam Chi Kuen as a Director was approved by the CBIRC on 29 June 2021.

As considered by the thirty-fifth meeting of the sixth session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Liu Yuejin has served as an assistant to the president of the Company from 9 June 2021.

Performance of Duties by Independent Directors

The Independent Directors of the Company diligently fulfilled their responsibilities and faithfully performed their duties by attending the 2020 Annual General Meeting, and meetings of the Board and the special Board committees, examining and approving the Company’s business development, its financial management and connected transactions, actively participating in the establishment of special Board committees, providing professional advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operations and possible operational risks of the Company in a timely manner, and expressing their opinions at Board meetings and performing their duties as Independent Directors in an effective manner.

During the Reporting Period, no Independent Director of the Company had raised any objection against the proposals and matters considered by the Board of the Company.

Disclosure of Interests of Directors, Supervisors and the Chief Executive in the Shares of the Company

As at 30 June 2021, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

Compliance with the Code for Securities Transactions by Directors and Supervisors of the Company

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

BRANCHES AND EMPLOYEES OF THE COMPANY

As at 30 June 2021, the Company had approximately 20 thousand branches2 and 103,154 employees in total. There was no material change in the employee remuneration policy and training program compared with the information disclosed in the annual report of the Company for 2020.

[2]	Including branches at the provincial or prefecture level, sub-branches, sales offices and sales & services offices.

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered Name in English	China Life Insurance Company Limited (“China Life”)
Legal Representative	Wang Bin
Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Investor Enquiry Telephone	86-10-63631329
Customer Service Hotline	95519
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631329	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com
* Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Securities Times, Securities Daily

CSRC’s Designated Website for the Company’s Interim Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Report may be obtained at	12/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	PricewaterhouseCoopers Zhong Tian LLP	PricewaterhouseCoopers

Auditors of the Company	Address: 11/F, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, PRC	Address: 22/F, Prince’s Building, Central, Hong Kong

	Name of the Signing Auditors: Zhou Xing, Tu Yi	Name of the Certified Auditor: Yip Siu Foon, Linda

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement on the Progress of Connected Transaction in relation to the Formation of the Partnership	2021/1/5
2	Announcement of Premium Income	2021/1/13
3	Announcement – Resignation of Non-executive Director	2021/1/18
4	Election of Language and Means of Receipt of Corporate Communication	2021/1/18
5	Reply Form	2021/1/18
6	Announcement – Forfeiture of Unclaimed Dividends	2021/2/5
7	Announcement – Resignation of Non-executive Director	2021/2/7
8	Announcement of Premium Income	2021/2/22
9	Announcement – Re-election of Employee Representative Supervisors	2021/2/25
10	Notice of Board Meeting	2021/3/11
11	Announcement of Premium Income	2021/3/12
12	Voluntary Announcement – Convening of 2020 Annual Results Briefing	2021/3/17
13	Announcement of Results for the Year Ended 31 December 2020	2021/3/25
14	China Life Insurance Company Limited 2020 Environmental, Social and Governance & Social Responsibility Report	2021/3/25
15	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2020)	2021/3/25
16	Announcement – Nomination of Directors	2021/3/25
17	Announcement – Nomination of Non-employee Representative Supervisor	2021/3/25
18	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2021/3/25
19	Announcement of Premium Income	2021/4/13
20	Notice of Board Meeting	2021/4/14
21	Annual Report 2020	2021/4/15
22	Reports of the Board of Directors & the Board of Supervisors for 2020, Financial Report and Profit Distribution Plan for 2020, Remuneration of Directors & Supervisors, Election of Directors, Election of Non-employee Representative Supervisors, Renewal of Liability Insurance for Directors, Supervisors & Senior Management, Continued Donations to China Life Foundation, Duty Report of the Independent Directors for 2020, Report on the Overall Status of Connected Transactions for 2020 & Notice of AGM	2021/4/15

Serial No.	Items	Date of disclosure
23	Notice of Annual General Meeting	2021/4/15
24	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 30 June 2021	2021/4/15
25	Reply Slip of H Share Shareholders	2021/4/15
26	Notification Letter and Change Request Form to Registered Shareholders	2021/4/15
27	Notification Letter and Request Form to Non-Registered Shareholders	2021/4/15
28	Announcement – Estimated Profit Increase for the First Quarter of 2021	2021/4/21
29	2021 First Quarter Report	2021/4/28
30	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2021)	2021/4/28
31	Announcement – Proposed Change of Auditors	2021/4/28
32	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2021/4/28
33	Announcement of Premium Income	2021/5/13
34	Appointment of Auditors for the Year 2021, General Mandate to Issue H Shares and Supplemental Notice of Annual General Meeting	2021/5/25
35	Supplemental Notice of Annual General Meeting	2021/5/25
36	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 30 June 2021	2021/5/25
37	Notification Letter and Change Request Form to Registered Shareholders	2021/5/25
38	Notification Letter and Request Form to Non-Registered Shareholders	2021/5/25
39	Announcement of Premium Income	2021/6/15
40	Announcement – Approval of Qualification of Independent Director by the CBIRC and Resignation of Independent Director	2021/6/30
41	Announcement – Resolutions Passed at the Annual General Meeting, Election of Members of the Seventh Session of the Board of Directors and the Board of Supervisors, Change of Auditors and Distribution of Final Dividend	2021/6/30

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[3]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Management Company Limited, the former China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission, the predecessors of which are China Insurance Regulatory Commission and China Banking Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

ESG	Environment, Society and Governance

RMB	Renminbi Yuan

Material Risk Alert:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk and information safety risk. The Company has adopted various measures to manage and control different risks effectively. The Company has stated in this report the details of its existing risks relating to macro trends and please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis”. For other risk analysis, please refer to the “Internal Control and Risk Management” in the section headed “Corporate Governance” of the 2020 annual report of the Company. During the Reporting Period, there was no material change in the other risks mentioned above.

3	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 59 to 108, which comprises the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2021 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

25 August 2021

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2021

	Notes	Unaudited As at 30 June 2021 RMB million	Audited As at 31 December 2020 RMB million
ASSETS
Property, plant and equipment		53,324	52,747
Right-of-use assets		2,794	3,076
Investment properties		13,367	14,217
Investments in associates and joint ventures	6	253,903	239,584
Held-to-maturity securities	7.1	1,350,933	1,189,369
Loans	7.2	675,483	658,535
Term deposits	7.3	554,883	545,667
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities	7.4	1,339,433	1,215,603
Securities at fair value through profit or loss	7.5	171,794	161,570
Securities purchased under agreements to resell		9,361	7,947
Accrued investment income		52,368	45,200
Premiums receivable		50,566	20,730
Reinsurance assets		6,297	6,095
Other assets		30,055	29,021
Deferred tax assets	14	120	87
Cash and cash equivalents		81,779	56,629

Total assets		4,652,793	4,252,410

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position (continued)

As at 30 June 2021

	Notes	Unaudited As at 30 June 2021 RMB million	Audited As at 31 December 2020 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	3,305,242	2,973,225
Investment contracts	9	304,550	288,212
Policyholder dividends payable		123,914	122,510
Interest-bearing loans and borrowings		19,234	19,556
Lease liabilities		2,502	2,664
Bonds payable		34,993	34,992
Financial liabilities at fair value through profit or loss		5,445	3,732
Securities sold under agreements to repurchase		169,885	122,249
Annuity and other insurance balances payable		57,798	55,031
Premiums received in advance		2,891	53,021
Other liabilities		132,656	104,426
Deferred tax liabilities	14	14,261	15,286
Current income tax liabilities		215	191
Statutory insurance fund		544	384

Total liabilities		4,174,130	3,795,479

Equity
Share capital	19	28,265	28,265
Reserves		241,503	237,890
Retained earnings		201,681	183,896

Attributable to equity holders of the Company		471,449	450,051

Non-controlling interests		7,214	6,880

Total equity		478,663	456,931

Total liabilities and equity		4,652,793	4,252,410

Approved and authorised for issue by the Board of Directors on 25 August 2021.

Wang Bin	Su Hengxuan
Director	Director

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2021

		Unaudited For the six months ended 30 June
		2021	2020
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		442,299	427,367
Less: premiums ceded to reinsurers		(3,547)	(3,113)

Net written premiums		438,752	424,254
Net change in unearned premium reserves		(16,110)	(16,318)

Net premiums earned		422,642	407,936

Investment income	10	82,046	72,706
Net realised gains on financial assets	11	22,571	10,807
Net fair value gains through profit or loss	12	5,303	8,606
Other income		4,543	4,376

Total revenues		537,105	504,431

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(68,934)	(62,640)
Accident and health claims and claim adjustment expenses		(26,829)	(24,311)
Increase in insurance contract liabilities		(312,777)	(284,999)
Investment contract benefits		(5,333)	(5,030)
Policyholder dividends resulting from participation in profits		(15,483)	(14,507)
Underwriting and policy acquisition costs		(42,111)	(56,518)
Finance costs		(2,193)	(1,772)
Administrative expenses		(18,134)	(17,047)
Statutory insurance fund contribution		(861)	(803)
Other expenses		(6,030)	(5,260)

Total benefits, claims and expenses		(498,685)	(472,887)

Net gains on investments of associates and joint ventures		7,683	4,020
Including: share of profit of associates and joint ventures		7,683	4,690

Profit before income tax	13	46,103	35,564
Income tax	14	(4,372)	(4,502)

Net profit		41,731	31,062

Attributable to:
– Equity holders of the Company		40,975	30,535
– Non-controlling interests		756	527
Basic and diluted earnings per share	15	RMB1.45	RMB1.07

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive Income (continued)

For the six months ended 30 June 2021

	Unaudited For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	20,954	11,865
Amount transferred to net profit from other comprehensive income	(22,583)	(10,835)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(100)	1,829
Share of other comprehensive income of associates and joint ventures under the equity method	13	18
Exchange differences on translating foreign operations	69	83
Income tax relating to components of other comprehensive income	(71)	(568)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(1,718)	2,392

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income/(loss) of associates and joint ventures under the equity method	(227)	(108)

Other comprehensive income/(loss) for the period, net of tax	(1,945)	2,284

Total comprehensive income for the period, net of tax	39,786	33,346

Attributable to:
– Equity holders of the Company	39,093	32,800
– Non-controlling interests	693	546

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2021

	Unaudited
	Attributable to equity holders of the Company				Non- controlling interests RMB million	Total RMB million
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million

As at 1 January 2020	28,265	7,791	197,221	170,487	5,578	409,342
Net profit	—	—	—	30,535	527	31,062
Other comprehensive income	—	—	2,265	—	19	2,284

Total comprehensive income	—	—	2,265	30,535	546	33,346

Transactions with shareholders
Appropriation to reserves	—	—	5,936	(5,936)	—	—
Dividends paid	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(161)	(161)
Others	—	—	176	—	308	484

Total transactions with shareholders	—	—	6,112	(26,770)	147	(20,511)

As at 30 June 2020	28,265	7,791	205,598	174,252	6,271	422,177

As at 1 January 2021	28,265	—	237,890	183,896	6,880	456,931
Net profit	—	—	—	40,975	756	41,731
Other comprehensive income	—	—	(1,882)	—	(63)	(1,945)

Total comprehensive income	—	—	(1,882)	40,975	693	39,786

Transactions with shareholders
Appropriation to reserves	—	—	5,033	(5,033)	—	—
Dividends paid (Note 16)	—	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	—	(359)	(359)
Reserves to retained earnings	—	—	68	(68)	—	—
Others	—	—	394	—	—	394

Total transactions with shareholders	—	—	5,495	(23,190)	(359)	(18,054)

As at 30 June 2021	28,265	—	241,503	201,681	7,214	478,663

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2021

	Unaudited
	For the six months
	ended 30 June
	2021	2020
	RMB million	RMB million
Net cash inflow from operating activities	198,327	182,792

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	277,407	305,627
Purchases	(546,074)	(394,808)
Investments in associates and joint ventures	(4,950)	(2,319)
Increase in term deposits, net	(7,628)	(972)
Increase in securities purchased under agreements to resell, net	(1,352)	(57,015)
Interest received	67,529	61,162
Dividends received	9,225	9,536
Increase in policy loans, net	(20,880)	(9,850)

Net cash outflow from investing activities	(226,723)	(88,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(Decrease) in securities sold under agreements to repurchase, net	47,676	(69,331)
Interest paid	(4,280)	(2,568)
Repayment of borrowings	—	(523)
Dividends paid to equity holders of the Company	—	(201)
Dividends paid to non-controlling interests	(191)	(161)
Cash received from borrowings	—	681
Payment of lease liabilities	(690)	(670)
Capital injected into subsidiaries by non-controlling interests	11,819	6,795
Cash paid related to other financing activities	(750)	(704)

Net cash inflow/(outflow) from financing activities	53,584	(66,682)

Foreign exchange (losses)/gains on cash and cash equivalents	(38)	112

Net increase in cash and cash equivalents	25,150	27,583

Cash and cash equivalents
Beginning of period	56,629	53,306

End of period	81,779	80,889

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	81,651	78,512
Short-term bank deposits	128	2,377

The notes on pages 65 to 108 form an integral part of the interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2021

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 25 August 2021.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended 31 December 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the standards and amendments described below, the accounting policies applied are consistent with those of the consolidated financial statements for the year ended 31 December 2020, as described in those financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform - Phase 2	1 January 2021

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021 (continued)

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2.

In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The key reliefs provided by the Phase 2 amendments are as follows:

•

Changes to contractual cash flows. When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes that are required by an interest rate benchmark reform (that is, are necessary as a direct consequence of IBOR reform and are economically equivalent) will not result in an immediate gain or loss in the income statement.

•

Hedge accounting. The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 30 June 2021. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s interim condensed consolidated financial statements. The Group adopts the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 17 for more details.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2021 (continued)

IFRS 9 – Financial Instruments (continued)

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 30 June 2021 and made relevant disclosures in Note 17.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021	1 April 2021
Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 16	Property, Plant and Equipment:	1 January 2022
Proceeds before intended use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendment to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021 (continued)

IFRS 17 – Insurance Contracts (continued)

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (nondistinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. The Group is currently assessing the impact of the implementation of the standard.

Except for IFRS 17, there are no other IFRSs or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 December 2020.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated financial statements, and should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2020.

There have been no significant changes in the Group’s risk management processes since 31 December 2020 or in any risk management policies.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

As at 30 June 2021, assets classified as Level 1 accounted for approximately 35.94% of the assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded on an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 30 June 2021, assets classified as Level 2 accounted for approximately 42.43% of the assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2021, assets classified as Level 3 accounted for approximately 21.63% of the assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2021:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	92,605	—	—	92,605
Common stocks	269,823	17,742	—	287,565
Preferred stocks	—	—	53,471	53,471
Wealth management products	—	13,089	—	13,089
Others	39,937	36,497	107,501	183,935
– Debt securities
Government bonds	9,235	46,459	—	55,694
Government agency bonds	36,722	152,654	—	189,376
Corporate bonds	3,618	184,829	—	188,447
Subordinated bonds	16,945	74,294	—	91,239
Others	—	2,053	161,353	163,406
Securities at fair value through profit or loss
– Equity securities
Funds	14,479	104	—	14,583
Common stocks	47,958	199	—	48,157
Others	5	383	130	518
– Debt securities
Government bonds	364	805	—	1,169
Government agency bonds	1,234	4,079	—	5,313
Corporate bonds	2,670	83,975	45	86,690
Others	98	15,266	—	15,364

Total	535,693	632,428	322,500	1,490,621

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(5,445)	—	—	(5,445)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(5,454)	—	—	(5,454)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2021:

	Available-for-sale securities		Securities at fair value through profit or loss		Total assets
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	Equity securities RMB million	RMB million
Opening balance	143,905	150,010	9	—	293,924
Purchases	16,498	9,823	—	130	26,451
Transferred into Level 3	—	—	36	—	36
Transferred out of Level 3	—	(6)	—	—	(6)
Total gains/(losses) recorded in profit or loss	—	—	—	—	—
Total gains/(losses) recorded in other comprehensive income	950	2,376	—	—	3,326
Disposals	—	(1,231)	—	—	(1,231)

Closing balance	161,353	160,972	45	130	322,500

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2020:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	97,476	—	—	97,476
Common stocks	278,255	22,994	—	301,249
Preferred stocks	—	—	53,778	53,778
Wealth management products	—	13,013	—	13,013
Others	11,038	41,401	96,232	148,671
– Debt securities
Government bonds	5,838	43,418	—	49,256
Government agency bonds	25,297	143,716	—	169,013
Corporate bonds	2,408	133,617	—	136,025
Subordinated bonds	6,244	75,551	—	81,795
Others	—	816	143,905	144,721
Securities at fair value through profit or loss
– Equity securities
Funds	16,731	104	—	16,835
Common stocks	48,334	524	—	48,858
Others	41	221	—	262
– Debt securities
Government bonds	336	1,302	—	1,638
Government agency bonds	972	3,450	—	4,422
Corporate bonds	2,957	83,837	9	86,803
Others	—	2,752	—	2,752

Total	495,927	566,716	293,924	1,356,567

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,732)	—	—	(3,732)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,742)	—	—	(3,742)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2020:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets	Total assets
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	RMB million	RMB million
Opening balance	105,650	128,899	16	428	234,993
Purchases	11,152	650	—	—	11,802
Transferred into Level 3	—	—	—	—	—
Transferred out of Level 3	—	—	—	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	(121)	(121)
Total gains/(losses) recorded in other comprehensive income	546	3,964	—	—	4,510
Disposals or exercises	—	(1,050)	—	(307)	(1,357)
Maturity	(357)	—	—	—	(357)

Closing balance	116,991	132,463	16	—	249,470

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the six months ended 30 June 2021, RMB13,064 million (for the six months ended 30 June 2020: RMB12,964 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB32,683 million (for the six months ended 30 June 2020: RMB3,150 million) debt securities were transferred from Level 2 to Level 1. RMB5,361 million (for the six months ended 30 June 2020: nil) equity securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB16,695 million (for the six months ended 30 June 2020: RMB1,870 million) equity securities were transferred from Level 2 to Level 1.

For the six months ended 30 June 2021 and the six months ended 30 June 2020, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2021 and 31 December 2020, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primarily assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 30 June 2021 and 31 December 2020:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	30 June 2021: 25,368 31 December 2020: 28,162	Comparable companies approach	Discounts for lack of marketability	30 June 2021: 15%–35% 31 December 2020: 12%–35%	The fair value is inversely related to the discounts for lack of marketability
	30 June 2021: 44,214 31 December 2020: 36,697	Net asset value method	N/A	N/A	N/A
	30 June 2021: 91,262 31 December 2020: 84,212	Discounted cash flow method	Discount rate	30 June 2021: 3.80%–6.50% 31 December 2020: 3.80%–6.07%	The fair value is inversely related to discount rate
Debt securities	30 June 2021: 161,353 31 December 2020: 143,905	Discounted cash flow method	Discount rate	30 June 2021: 3.88%–9.98% 31 December 2020: 3.88%–9.82%	The fair value is inversely related to discount rate

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 18, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	356,897	76,372	9,030	—	—	442,299
– Term life	1,168	—	—	—	—
– Whole life	36,285	—	—	—	—
– Endowment	54,403	—	—	—	—
– Annuity	265,041	—	—	—	—
Net premiums earned	356,304	58,085	8,253	—	—	422,642
Investment income	74,070	4,965	244	2,767	—	82,046
Net realised gains on financial assets	20,840	1,389	69	273	—	22,571
Net fair value gains through profit or loss	3,116	208	10	1,969	—	5,303
Other income	553	42	—	5,482	(1,534)	4,543
Including: inter-segment revenue	—	—	—	1,534	(1,534)	—

Segment revenues	454,883	64,689	8,576	10,491	(1,534)	537,105

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(65,763)	(3,151)	(20)	—	—	(68,934)
Accident and health claims and claim adjustment expenses	—	(23,122)	(3,707)	—	—	(26,829)
Increase in insurance contract liabilities	(295,974)	(16,699)	(104)	—	—	(312,777)
Investment contract benefits	(5,326)	(7)	—	—	—	(5,333)
Policyholder dividends resulting from participation in profits	(15,405)	(78)	—	—	—	(15,483)
Underwriting and policy acquisition costs	(28,311)	(10,612)	(2,459)	(729)	—	(42,111)
Finance costs	(1,737)	(116)	(6)	(334)	—	(2,193)
Administrative expenses	(11,106)	(4,217)	(1,244)	(1,567)	—	(18,134)
Statutory insurance fund contribution	(584)	(211)	(66)	—	—	(861)
Other expenses	(4,072)	(419)	(80)	(2,993)	1,534	(6,030)
Including: inter-segment expenses	(1,433)	(96)	(5)	—	1,534	—

Segment benefits, claims and expenses	(428,278)	(58,632)	(7,686)	(5,623)	1,534	(498,685)

Net gains on investments of associates and joint ventures	—	—	—	7,683	—	7,683
Including: share of profit of associates and joint ventures	—	—	—	7,683	—	7,683

Segment results	26,605	6,057	890	12,551	—	46,103

Income tax						(4,372)

Net profit						41,731

Attributable to
– Equity holders of the Company						40,975
– Non-controlling interests						756
Other comprehensive income/(loss) attributable to equity holders of the Company	(1,344)	(90)	(4)	(444)	—	(1,882)
Depreciation and amortisation	1,570	569	178	344	—	2,661

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	346,137	72,264	8,966	—	—	427,367
– Term life	1,240	—	—	—	—
– Whole life	39,020	—	—	—	—
– Endowment	59,252	—	—	—	—
– Annuity	246,625	—	—	—	—
Net premiums earned	345,591	54,693	7,652	—	—	407,936
Investment income	66,539	4,242	222	1,703	—	72,706
Net realised gains on financial assets	10,017	637	33	120	—	10,807
Net fair value gains through profit or loss	7,249	460	24	873	—	8,606
Other income	503	29	—	4,861	(1,017)	4,376
Including: inter-segment revenue	—	—	—	1,017	(1,017)	—

Segment revenues	429,899	60,061	7,931	7,557	(1,017)	504,431

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(60,684)	(1,941)	(15)	—	—	(62,640)
Accident and health claims and claim adjustment expenses	—	(20,724)	(3,587)	—	—	(24,311)
Increase in insurance contract liabilities	(268,204)	(16,685)	(110)	—	—	(284,999)
Investment contract benefits	(5,024)	(6)	—	—	—	(5,030)
Policyholder dividends resulting from participation in profits	(14,433)	(74)	—	—	—	(14,507)
Underwriting and policy acquisition costs	(43,763)	(8,799)	(2,733)	(1,223)	—	(56,518)
Finance costs	(1,286)	(81)	(4)	(401)	—	(1,772)
Administrative expenses	(10,684)	(3,829)	(1,226)	(1,308)	—	(17,047)
Statutory insurance fund contribution	(550)	(189)	(64)	—	—	(803)
Other expenses	(3,421)	(345)	(80)	(2,431)	1,017	(5,260)
Including: inter-segment expenses	(953)	(61)	(3)	—	1,017	—

Segment benefits, claims and expenses	(408,049)	(52,673)	(7,819)	(5,363)	1,017	(472,887)

Net gains on investments of associates and joint ventures	—	—	—	4,020	—	4,020
Including: share of profit of associates and joint ventures	—	—	—	4,690	—	4,690

Segment results	21,850	7,388	112	6,214	—	35,564

Income tax						(4,502)

Net profit						31,062

Attributable to
– Equity holders of the Company						30,535
– Non-controlling interests						527
Other comprehensive income attributable to equity holders of the Company	1,889	120	6	250	—	2,265
Depreciation and amortisation	1,539	528	180	292	—	2,539

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
As at 1 January	239,584	222,983
Change of the cost	8,269	2,291
Share of profit or loss	7,683	4,690
Other equity movements	257	111
Declared dividends (i)	(1,890)	(1,604)
Impairment (ii)	—	(707)

As at 30 June	253,903	227,764

(i)

The 2020 final dividend of RMB0.077 in cash per ordinary share was approved and declared in the Annual General Meeting of China Guangfa Bank Company Limited (“CGB”) on 30 June 2021, and the Company’s cash dividend receivable is RMB662 million.

The 2020 final dividend of HKD 0.09 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 21 May 2021. The Company received a cash dividend equivalent to RMB168 million during the period.

The 2020 final dividend of RMB0.0669 in cash per ordinary share was approved and declared in the Annual General Meeting of China United Network Communications Limited (“China Unicom”) on 11 May 2021. The Company received a cash dividend of RMB213 million during the period.

(ii)

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 30 June 2021, the stock price of Sino-Ocean was HKD 1.70 per share. As at 31 December 2020, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment valued using the discounted future cash flow method on 30 June 2021 and no further impairment loss should be made. The impairment test involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2020: 10% for properties under development and investment properties).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Debt securities
Government bonds	330,760	265,198
Government agency bonds	714,340	617,515
Corporate bonds	214,576	201,988
Subordinated bonds	91,257	104,668

Total	1,350,933	1,189,369

Debt securities
Listed in Mainland, PRC	224,536	215,671
Listed in Hong Kong, PRC	140	148
Listed overseas	44	70
Unlisted (i)	1,126,213	973,480

Total	1,350,933	1,189,369

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

The fair value of held-to-maturity securities is determined by reference to debt securities which are measured by fair value. Please refer to Note 4. As at 30 June 2021, there is no provision for the investment of held-to-maturity securities (as at 31 December 2020: RMB20 million).

	As at 30 June 2021			As at 31 December 2020
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities – fair value hierarchy	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	68,654	278,364	347,018	37,134	238,636	275,770
Government agency bonds	3,500	735,883	739,383	71,715	559,488	631,203
Corporate bonds	9,876	213,126	223,002	4,433	205,440	209,873
Subordinated bonds	–	94,753	94,753	12,332	96,362	108,694

Total	82,030	1,322,126	1,404,156	125,614	1,099,926	1,225,540

Debt securities – Contractual maturity schedule	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	43,802	25,520
After one year but within five years	145,773	146,463
After five years but within ten years	196,200	206,134
After ten years	965,158	811,252

Total	1,350,933	1,189,369

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

7	FINANCIAL ASSETS (continued)

7.2	Loans

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Policy loans (i)	221,610	200,730
Other loans	456,316	460,248

Total	677,926	660,978

Impairment	(2,443)	(2,443)

Net value	675,483	658,535

Fair value	685,127	667,545

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	280,063	231,291
After one year but within five years	261,744	287,196
After five years but within ten years	114,898	114,885
After ten years	21,221	27,606

Total	677,926	660,978

Impairment	(2,443)	(2,443)

Net value	675,483	658,535

(i)

The Group’s policy loans are pledged by the policyholders’ policy, and the loan amount is limited to the cash value of the policyholders’ policy. As at 30 June 2021, maturities of policy loans are within 6 months (as at 31 December 2020: same), and their fair values approximated to their carrying amounts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

7	FINANCIAL ASSETS (continued)

7.3	Term deposits

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	122,995	63,079
After one year but within five years	431,888	480,848
After five years	—	1,740

Total	554,883	545,667

As at 30 June 2021, the Group’s term deposits of RMB2,572 million(as at 31 December 2020: RMB750 million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

7.4	Available-for-sale securities

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	55,694	49,256
Government agency bonds	189,376	169,013
Corporate bonds	188,447	136,025
Subordinated bonds	91,239	81,795
Others (i)	163,406	144,721

Subtotal	688,162	580,810

Equity securities
Funds	92,605	97,476
Common stocks	287,565	301,249
Preferred stocks	53,471	53,778
Wealth management products	13,089	13,013
Others (i)	183,935	148,671

Subtotal	630,665	614,187

Available-for-sale securities, at cost
Equity securities
Others (i)	20,606	20,606

Total	1,339,433	1,215,603

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

7	FINANCIAL ASSETS (continued)

7.4	Available-for-sale securities (continued)

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Debt securities
Listed in Mainland, PRC	71,259	42,154
Unlisted	616,903	538,656

Subtotal	688,162	580,810

Equity securities
Listed in Mainland, PRC	238,099	200,254
Listed in Hong Kong, PRC	104,224	108,493
Listed overseas	179	278
Unlisted	308,769	325,768

Subtotal	651,271	634,793

Total	1,339,433	1,215,603

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	38,150	36,870
After one year but within five years	179,541	125,202
After five years but within ten years	309,563	271,394
After ten years	160,908	147,344

Total	688,162	580,810

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

7	FINANCIAL ASSETS (continued)

7.5	Securities at fair value through profit or loss

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Debt securities
Government bonds	1,169	1,638
Government agency bonds	5,313	4,422
Corporate bonds	86,690	86,803
Others	15,364	2,752

Subtotal	108,536	95,615

Equity securities
Funds	14,583	16,835
Common stocks	48,157	48,858
Others	518	262

Subtotal	63,258	65,955

Total	171,794	161,570

Debt securities
Listed in Mainland, PRC	31,681	32,333
Listed in Hong Kong, PRC	58	72
Listed overseas	300	262
Unlisted	76,497	62,948

Subtotal	108,536	95,615

Equity securities
Listed in Mainland, PRC	44,862	51,629
Listed in Hong Kong, PRC	1,095	80
Listed overseas	4,664	4,213
Unlisted	12,637	10,033

Subtotal	63,258	65,955

Total	171,794	161,570

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2021	4.85%
As at 31 December 2020	4.85%
As at 30 June 2020	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2021	2.96%~4.80%
As at 31 December 2020	3.09%~4.80%
As at 30 June 2020	3.31%~4.83%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period, including the consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

8	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2021	45	0.85%~0.90%	25	0.90%
As at 31 December 2020	45	0.85%~0.90%	25	0.90%
As at 30 June 2020	45	0.85%~0.90%	25	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

(vi)

The policy dividend assumption is uncertainty and is affected by factors such as the expected investment returns, the Group’s dividend policy, and the reasonable expectations of policyholders. The Group is obliged to pay 70% or a higher percentage as agreed in the insurance policy of the cumulative distributable income to the participating insurance policyholders.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

8	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Gross
Long-term insurance contracts	3,249,871	2,936,533
Short-term insurance contracts
– Claims and claim adjustment expenses	24,479	21,991
– Unearned premiums	30,892	14,701

Total, gross	3,305,242	2,973,225

Recoverable from reinsurers
Long-term insurance contracts	(4,772)	(4,228)
Short-term insurance contracts
– Claims and claim adjustment expenses	(243)	(209)
– Unearned premiums	(604)	(523)

Total, ceded	(5,619)	(4,960)

Net
Long-term insurance contracts	3,245,099	2,932,305
Short-term insurance contracts
– Claims and claim adjustment expenses	24,236	21,782
– Unearned premiums	30,288	14,178

Total, net	3,299,623	2,968,265

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

8	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expenses reserves:

	For the six months ended 30 June
	2021 RMB million	2020 RMB million
Notified claims	4,319	2,781
Incurred but not reported	17,672	15,623

Total as at 1 January – gross	21,991	18,404

Cash paid for claims settled in period
– Cash paid for current period’s claims	(10,261)	(7,907)
– Cash paid for prior periods’ claims	(14,602)	(13,017)
Claims incurred in period
– Claims arising in current period	26,986	23,732
– Claims arising in prior periods	365	795

Total as at 30 June – gross	24,479	22,007

Notified claims	3,401	2,918
Incurred but not reported	21,078	19,089

Total as at 30 June – gross	24,479	22,007

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
		2021			2020
	Gross	RMB million Ceded	Net	Gross	RMB million Ceded	Net
As at 1 January	14,701	(523)	14,178	13,001	(369)	12,632
Increase	30,892	(604)	30,288	29,456	(506)	28,950
Release	(14,701)	523	(14,178)	(13,001)	369	(12,632)

As at 30 June	30,892	(604)	30,288	29,456	(506)	28,950

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

8	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
As at 1 January	2,936,533	2,521,331
Premiums	389,951	376,241
Release of liabilities (i)	(162,512)	(167,283)
Accretion of interest	72,610	63,275
Change in assumptions
– Change in discount rates	13,288	12,656
Other movements	1	409

As at 30 June	3,249,871	2,806,629

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at	As at
	30 June	31 December
	2021	2020
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	67,911	64,950
Investment contracts without DPF
– At amortised cost	236,630	223,252
– At fair value through profit or loss	9	10

Total	304,550	288,212

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

9	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
As at 1 January	64,950	61,657
Deposits received	3,238	2,774
Deposits withdrawn, payments on death and other benefits	(993)	(1,383)
Interest credited	716	680

As at 30 June	67,911	63,728

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. As at 30 June 2021, the fair value of investment contracts at amortised cost was RMB288,822 million (as at 31 December 2020: RMB276,511 million), which was classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities
– held-to-maturity securities	26,295	20,904
– available-for-sale securities	13,901	10,990
– at fair value through profit or loss	1,893	1,699
Equity securities
– available-for-sale securities	10,100	9,528
– at fair value through profit or loss	412	525
Bank deposits	13,050	13,026
Loans	16,240	15,790
Securities purchased under agreements to resell	155	244

Total	82,046	72,706

For the six months ended 30 June 2021, the interest income included in investment income was RMB71,659 million (for the six months ended 30 June 2020: RMB62,653 million). All interest income was accrued using the effective interest method.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

11	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities
Realised (losses)/gains (i)	(55)	1,320
Impairment (ii)	—	—

Subtotal	(55)	1,320

Equity securities
Realised gains (i)	30,230	14,155
Impairment (ii)	(7,604)	(4,668)

Subtotal	22,626	9,487

Total	22,571	10,807

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the six months ended 30 June 2021, the Group recognised an impairment charge of RMB8 million (for the six months ended 30 June 2020: RMB99 million) of available-for-sale funds, an impairment charge of RMB7,596 million (for the six months ended 30 June 2020: RMB4,569 million) of available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Debt securities	405	74
Equity securities	4,700	8,568
Stock appreciation rights	83	289
Financial liabilities at fair value through profit or loss	115	(204)
Derivative financial instruments	—	(121)

Total	5,303	8,606

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Employee salaries and welfare costs	9,053	9,359
Housing benefits	688	626
Contribution to the defined contribution pension plan	1,353	870
Depreciation and amortisation	2,661	2,539
Foreign exchange (gains)/losses	(240)	25

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Current taxation – Enterprise income tax	5,503	5,249
Deferred taxation	(1,131)	(747)

Taxation charges	4,372	4,502

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

14	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2020: same) is as follows:

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
Profit before income tax	46,103	35,564
Tax computed at the statutory tax rate	11,526	8,891
Adjustment on current income tax of previous period	(412)	(464)
Non-taxable income (i)	(6,778)	(4,252)
Expenses not deductible for tax purposes (i)	81	27
Unused tax losses	13	181
Others	(58)	119

Income tax at the effective tax rate	4,372	4,502

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities were as follows:

	As at	As at
	30 June	31 December
	2021	2020
	RMB million	RMB million
Deferred tax assets	18,412	17,174
Deferred tax liabilities	(32,553)	(32,373)

Net deferred tax assets	120	87
Net deferred tax liabilities	(14,261)	(15,286)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

14	TAXATION (continued)

(c)	As at 30 June 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities were as follows (continued):

As at 30 June 2021 and 31 December 2020, deferred tax was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
Credited/(charged) to net profit	985	151	(389)	747
Credited/(charged) to other comprehensive income
– Available-for-sale securities	—	(130)	—	(130)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(457)	—	—	(457)
– Others	—	19	—	19

As at 30 June 2020	2,085	(14,633)	2,525	(10,023)

As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
Credited/(charged) to net profit	842	776	(487)	1,131
Credited/(charged) to other comprehensive income
– Available-for-sale securities	—	(80)	—	(80)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	25	—	—	25
– Others	—	(18)	—	(18)

As at 30 June 2021	5,201	(21,708)	2,366	(14,141)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009, and the deferred tax assets are mainly related to temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,346 million as at 30 June 2021 (as at 31 December 2020: RMB3,300 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 30 June 2021 (as at 31 December 2020: RMB1 million).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

14	TAXATION (continued)

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	30 June 2021	31 December 2020
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	11,754	10,882
– deferred tax assets to be recovered within 12 months	6,658	6,292

Subtotal	18,412	17,174

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(29,092)	(28,107)
– deferred tax liabilities to be settled within 12 months	(3,461)	(4,266)

Subtotal	(32,553)	(32,373)

Net deferred tax liabilities	(14,141)	(15,199)

15	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2021 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2020: same).

16	DIVIDENDS

A dividend in respect of 2020 of RMB0.64 (inclusive of tax) per ordinary share, totalling RMB18,089 million, was approved at the Annual General Meeting on 30 June 2021.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

17	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendment, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope    of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percentage. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 30 June 2021 and 31 December 2020 and fair value changes for the six months ended 30 June 2021 and 30 June 2020:

	Fair value as at 30 June 2021 RMB million	Fair value as at 31 December 2020 RMB million
Held for trading financial assets	171,794	161,570
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	2,232,591	1,978,361
– Financial assets with contractual terms that do not give rise on SPPI	974,515	929,597

Total	3,378,900	3,069,528

	Fair value changes
	for the six months ended 30 June
	2021	2020
	RMB million	RMB million
Held for trading financial assets	5,104	8,642
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on SPPI	20,067	15,932
– Financial assets with contractual terms that do not give rise on SPPI	22,751	8,047

Total	47,922	32,621

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

17	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

	Carrying amount(iii) As at 30 June 2021 RMB Million	Carrying amount(iii) As at 31 December 2020 RMB Million
Domestic
Rating not required (iv)	803,913	719,142
AAA	1,356,927	1,207,034
AA+	5,367	4,197
AA	50	170
AA-	3,000	3,000

Subtotal	2,169,257	1,933,543

Overseas
A+	2,427	25
A	2,296	3,654
A-	38	45
BBB+	98	112
BBB-	—	13
Not rated	4	24

Subtotal	4,863	3,873

Total	2,174,120	1,937,416

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise on SPPI:

	As at 30 June 2021
	Carrying amount(iii) RMB Million	Fair value RMB Million
Domestic	8,417	6,028
Overseas	4	4

Total	8,421	6,032

	As at 31 December 2020
	Carrying amount(iii) RMB Million	Fair value RMB Million
Domestic	7,367	4,966
Overseas	24	4

Total	7,391	4,970

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.
(iv)	Mainly including government bonds and policy financial bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2021:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	A subsidiary of the Company
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	A subsidiary of the Company
China Life Guang De (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	A subsidiary of the Company
Beijing China Life Pension Industry Investment Fund (Limited Partnership)	A subsidiary of the Company
China Life Qi Hang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund I”)	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Limited	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company
New Fortune Wisdom Limited	An indirect subsidiary of the Company
New Capital Wisdom Limited	An indirect subsidiary of the Company
Wisdom Forever Limited Partnership	An indirect subsidiary of the Company
Dalian Hope Building Company Ltd.	An indirect subsidiary of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2021 (continued):

Significant related parties	Relationship with the Company
Xi’an Shengyi Jingsheng Real Estate Co., Ltd.	An indirect subsidiary of the Company
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	An associate of the Company
China Unicom	An associate of the Company
Zhuhai Shimao New Domain Real Estate Development Co., Ltd. (“Zhuhai Shimao”)	An associate of a subsidiary of the Company
Joy City Commercial Property Fund L.P.	A joint venture of a subsidiary of the Company
Mapleleaf Century Limited	A joint venture of subsidiaries of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Insurance (Group) Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMC-Yuan Liu No.1 Insurance Asset Management Product	A directly and indirectly held consolidated structured entity of the Company
China Life Investment-China Eastern Airlines Group Equity Investment Scheme	A directly held consolidated structured entity of the Company
China Life-China Hua Neng Debt-to-Equity Swap Investment Scheme	A directly held consolidated structured entity of the Company
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • CL China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jian Xin Trust • CL Guo Xin Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Guang Da • Hui Ying No. 8 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • Shanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Chongqing Trust Fund • Guo Rong No. 4 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2021 (continued):

Significant related parties	Relationship with the Company
Shang Xin-Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life-Yanzhou Coal Mining Co., Ltd. Debt Investment Scheme	A directly held consolidated structured entity of the Company
Zhong Hang Trust Fund • Tian Qi [2020] No.372 China Eastern Airlines Equity Instrument	A directly held consolidated structured entity of the Company
Kun lun Trust-Tianjin Infrastructure No.1 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiang Su Trust-Xin Bao Sheng No.144 (Jing Tou) Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life-China Hua Neng International Infrastructure Debt Investment Scheme	A directly held consolidated structured entity of the Company
CITIC Jing Cheng • Tianjin Port Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
CLI-COSCO Marine Debt Investment Scheme	A directly held consolidated structured entity of the Company
Guang Da • Hui Ying No. 11 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life-Tianjin Metro Infrastructure Debt Investment Scheme	A directly held consolidated structured entity of the Company
CLI-COSCO Marine Debt Investment Scheme (Phase II)	A directly held consolidated structured entity of the Company
Kun Lun Trust • Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kun lun Trust • Jizhong Energy Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin-CLI-China Nonferrous Metal Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Bai Rui Heng Yi No. 817 Collective Fund Trust Scheme (China Guoxin)	A directly held consolidated structured entity of the Company
Wu Kuang Trust-Xingfu No. 137 Collective Fund Trust Project	A directly held consolidated structured entity of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises the significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
	Notes	2021 RMB million	2020 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	276	281
Asset management fee received from CLIC	(ii.a)	80	45
Distribution of dividends from the Company to CLIC		—	14,106
Distribution of profits from AMC to CLIC		288	147
Agency fee received from CLP&C	(iii)	731	1,203
Rental and service fee received from CLP&C		27	24
Asset management fee received from CLP&C	(ii.c)	16	8
Claim and other payments received from CLP&C		8	4
Payment of insurance premium to CLP&C		7	16
Payment of rental, project fee and other expenses to CLRE		16	21
Payment of asset management fee to CLI	(ii.d)	292	291
Property leasing expenses charged by CLI	(iv)	28	37
Property leasing income received from CLI		22	20
Payment of real estate purchase to CLI		—	86
Payment of operation management service fee to CLHI	(vii)	54	—
Asset management fee received from CL Overseas	(ii.b)	33	36
Transactions between CGB and the Group
Interest on deposits received from CGB		1,519	1,425
Commission expenses charged by CGB	(v)	130	118
Cash dividend from CGB (Note 6)		662	550
Insurance premium received from CLP&C		85	2
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 6)		168	54
Interest payment of corporate bonds received from Sino-Ocean		8	19
Transaction between EAP and the Group
Contribution to EAP		371	355
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 6)		1,060	1,000
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)	1,406	873
Distribution of profits from AMC		432	220

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related partiesv (continued)

The following table summarises the significant transactions carried out by the Group with its significant related parties (continued) :

		For the six months ended 30 June
	Notes	2021 RMB million	2020 RMB million
Transactions between Pension Company and the Company
Rental received from Pension Company		36	33
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	22	18
Marketing fees income for promotion of annuity business from Pension Company		4	4
Distribution of profits from Pension Company		127	—
Transaction between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	8	11
Transactions between Rui Chong Company and the Company
Rental fee charged by Rui Chong Company		17	24
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		—	205
Transaction between Shanghai Wansheng and the Company
Capital contribution to Shanghai Wansheng		12	12
Transaction between China Life Qihang Fund I and the Company
Capital contribution to China Life Qihang Fund I		6,364	—
Transaction between CG Investments and the Company
Capital contribution to CG Investments		450	—
Transaction between CL Hotel Investor, L.P. and the Company
Capital contribution to CL Hotel Investor, L.P.		190	—
Transaction between CL Guang De and the Company
Capital contribution to CL Guang De		—	118
Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		958	864
Transactions between the consolidated structured entities/ other subsidiaries and the Company
Distribution of profits from consolidated structured entities to the Company		7,498	6,738

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related partiesv (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties as insurance agent in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income. On 31 December 2020, the agreement is renewed and is effective from 1 January 2021 to 31 December 2021.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a quarterly basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. Specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. The annual rate of the basic service fee has been changed from 0.05% to 0.08%, and the other terms mentioned above remain unchanged.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 10 February 2021, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. On 1 January 2021, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a quarterly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. According to the revised agreement, no other above terms has been changed except: 1) the frequency of accrued fixed service fee has been changed from quarterly to daily; 2) the calculation method has been changed from 0.05% of the net value of the total investment assets to multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360. The other terms above remain unchanged. Asset management fees charged to the Company by AMC are eliminated in the interim condensed consolidated statement of comprehensive income.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related partiesv (continued)

Notes (continued):

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a quarterly basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental. On 31 December 2020, the Company renewed a property leasing agreement with CLI, effective from 1 January 2021 to 31 December 2021.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022.

On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referencing to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), decreasing annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the interim condensed consolidated statement of comprehensive income of the Group.

(vii)

On 25 November 2020, the Company and CLHI signed a new aged-care projects management service agreement, effective from 1 January 2020 to 31 December 2021. In accordance with the agreement, the Company entrusted CLHI to operate and manage existing aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a quarterly basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.7%.

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempted from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The Balance of the Group are non-interest-bearing, and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB and corporate bonds issued by Sino-Ocean.

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Amounts due from and to significant related parties of the Group
Amount due from CLIC	377	348
Amount due from CL Overseas	42	43
Amount due from CLP&C	243	245
Amount due to CLP&C	(14)	(22)
Amount due from CLI	31	32
Amount due to CLI	(379)	(447)
Amount due from CLRE	2	2
Amount due to CLHI	(9)	(38)
Amount deposited with CGB	72,007	71,419
Wealth management products and other securities of CGB	387	603
Amount due from CGB	2,131	1,240
Amount due to CGB	(77)	(51)
Corporate bonds of Sino-Ocean	364	361
Amount due from Sino-Ocean	10	7
Amount due from CL Ecommerce	—	12
Amount due to CL Ecommerce	(5)	(17)
Amount due from Zhuhai Shimao	833	—
Amounts due from and to subsidiaries of the Company
Amount due to AMC	(688)	(1,293)
Amount due to AMC HK	(8)	(8)
Amount due from Pension Company	42	39
Amount due to Pension Company	(41)	(43)
Amount due from Rui Chong Company	110	114

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management personnel compensation

	For the six months ended 30 June
	2021 RMB million	2020 RMB million
Salaries and other benefits	7	7

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied the IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2021, most of the bank deposits of the Group were with state-owned banks and the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2021, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

19	SHARE CAPITAL

	As at 30 June 2021		As at 31 December 2020
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2021, the Company’s share capital was as follows:

	As at 30 June 2021
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2021

20	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Pending legal	509	403

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending legal case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2021 and 31 December 2020, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

21	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Contracted, but not provided for
Investments	70,227	78,954
Property, plant and equipment	2,937	3,063

Total	73,164	82,017

(b)	Operating lease commitments—as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2021 RMB million	As at 31 December 2020 RMB million
Not later than one year	752	768
Later than one year but not later than five years	1,401	1,526
Later than five years	187	193

Total	2,340	2,487

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

中国人寿保险股份有限公司
China Life Insurance Company Limited

Office Address : 16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone : 86-10-63633333
Website : www.e-chinalife.com
E-mail : ir@e-chinalife.com

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FSC™ C007445